    As filed with the Securities and Exchange Commission on July ___, 1997


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                            _______________________

                                   FORM SB-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               (AMENDMENT NO. 3)
                               ---------------

                         Genesis Financial Group, Inc.
--------------------------------------------------------------------------------
                (Name of small business issuer in its charter)

     Virginia                              5777                           54-1671737
---------------------------        -------------------------        ------------------------
(State or jurisdiction             (Primary Standard                (I.R.S. Employer
of incorporation or                Classification Code              Identification No.)
organization)                      Number)

        4206 Williamson Road, Roanoke, Virginia  24012  (540) 265-1368
--------------------------------------------------------------------------------
         (Address and telephone number of principal executive offices)

        4206 Williamson Road, Roanoke, Virginia 24012   (540) 265-1368
--------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

Richard R. Sayers, P.O. Box 404, Roanoke, Virginia 24003-0404 (540) 343-9800
----------------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
                               ---


                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
 Title of each     Dollar        Proposed maximum  Proposed maximum  Amount
 class of securi-  Amount to be  offering price    aggregate offer-  of regis-
 ties to be        registered    per unit          ing price         tration
 registered        ----------    --------          ---------         fee
 ----------                                                          ---
--------------------------------------------------------------------------------
 Promissory Notes  $7,500,000.00 $10,000.00        $7,500,000.00     $2,587.00
--------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



Disclosure alternative used (check one):  Alternative 1___; Alternative 2 X
                                                                         -----

              THIS PRELIMINARY PROSPECTUS IS DATED JULY ___, 1997
                             SUBJECT TO COMPLETION
                                   PROSPECTUS
                         GENESIS FINANCIAL GROUP, INC.
                     A VIRGINIA CORPORATION (THE "COMPANY")
                 4206 WILLIAMSON ROAD, ROANOKE, VIRGINIA 24012

                    $7,500,000.00 CORPORATE PROMISSORY NOTES

      PROMISSORY NOTES ("NOTES") IN THE AGGREGATE AMOUNT OF $7,500,000.00
  IN INCREMENTS OF $2,500.00 WITH AN INITIAL MINIMUM INVESTMENT OF $10,000.00
                               _________________



          THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK
                                FACTORS" FOR A
         DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY
                            PROSPECTIVE INVESTORS.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES EXCHANGE COMMISSION OR ANY STATE
      SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                                 PROSPECTUS.
                              ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


                       _________________________________


 OFFEREES WILL BE INITIALLY RESTRICTED TO A MINIMUM PURCHASE REQUIREMENT OF ONE NOTE FOR $10,000.00. THEREAFTER, PURCHASES SHALL BE IN INCREMENTS OF $2,500.00.

=============================================================================
                       PRICE TO PUBLIC  AGENT'S COMMISSIONS/1/   PROCEEDS TO
                                                                  ISSUER/2/
-----------------------------------------------------------------------------
PER NOTE/3/              $   10,000.00             $    500.00  $    9,500.00
-----------------------------------------------------------------------------
$7,500,000.00            $7,500,000.00             $375,000.00  $7,125,000.00
PROMISSORY NOTES/4/
-----------------------------------------------------------------------------
TOTAL                    $7,500,000.00             $375,000.00  $7,125,000.00
=============================================================================

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:  AS SOON AS PRACTICABLE AFTER
               THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.



                    This Prospectus is dated July ___, 1997

_________________________________________


/1/ This estimates assumes a 5% commission and the sale of all securities offered hereby by the Company's agents. The Company does not intend to pay more than a 5% commission fee to its selling agents. There are no formal arrangements or agreements with any broker or dealer for the placement of the Notes. The Company reserves the right to enter into such arrangements during the offering period. Principals of the Company will not receive any commissions or other remuneration for selling the Company's securities.


/2/  Before deducting estimated Offering expenses of $56,587.00.

/3/ Notes, will be sold on a best efforts basis; however, there is no minimum amount of Notes that must be sold to close this Offering.


/4/ The minimum investment for a Note is $10,000.00. Purchases in excess of $10,000.00 shall be made in increments of $2,500.00. (See "DESCRIPTION OF THE SECURITIES.")


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form SB-1 under the Securities Act with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed with the Commission are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     As a result of the offering of the Notes described herein, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements and other information required thereby. The Registration Statement and the exhibits and schedules thereto, as well as such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office located at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or from the regional office at prescribed rates. The Commission's Web site address is "http://www.sec.gov".

     The Company intends to distribute to its investors an annual report shortly after the end of each fiscal year.

     Until _________________ all dealers, if any, effecting transactions in the Notes, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     The Company currently has a minimal operating history. It intends to engage primarily in purchasing and servicing installment sales contracts ("Contracts") originated by Mr. Car Man, Inc., ("MCMI") a Virginia corporation and an Affiliate of the Company, in the sale of used automobiles, vans, light trucks and other vehicles. (See "PROSPECTUS SUMMARY" and "DESCRIPTION OF THE BUSINESS.")



     Unless otherwise defined herein, please refer to the "Glossary" section of
     -------------------------------
this Prospectus for the meaning of capitalized terms used throughout the text.

              This Offering Involves Certain Material Risk Factors
              ----------------------------------------------------

     In addition to the general risks in investing in a relatively new enterprise, potential investors should consider other major risks, including:

     (i)    competition in the used car business;
     (ii)   the inability of investors to liquidate their investments;
     (iii) the inability of customers to fulfill their contractual obligations under the Contracts;
     (iv) recession or other economic downturn in the economy adversely impacting MCMI's potential customer base;
     (v) increase in charge-offs and delinquencies with respect to the Contracts which could materially and adversely affect the Company's profitability;
     (vi)   the loss of one or both of the Company's two principal executives;
            and
     (vii)  the failure or liquidation of MCMI.

     There is no trading market for the Notes and there are no assurances, should transfer of such Notes be authorized, that a market will develop, or if any such market does develop, that it will continue. (See "RISK FACTORS.")



                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                               TABLE OF CONTENTS
                               -----------------

AVAILABLE INFORMATION......................................................   2

PROSPECTUS SUMMARY.........................................................   7
      The Company and Affiliates...........................................   7
      Securities Offered...................................................   8
      Risk Factors.........................................................   8

RISK FACTORS...............................................................   9
    I.  Risks of Credit Business...........................................   9
            General Risks..................................................   9
            Financing Risks................................................   9
            Operational Risks..............................................  10
   II.  Operating Risks....................................................  10
            Short Operating History........................................  10
            Limited Capital and Need for Additional Financing..............  11
            Key Personnel..................................................  11
            Default Risks..................................................  11
            Failure of MCMI................................................  11
            Repossession and Casualty Risks................................  12
            Lack of Financial Statements...................................  12
            Dependence on Certain Principals...............................  12
            Determination of Offering Price................................  12
            Tax Risks......................................................  12
            Lack of Liquidity..............................................  12
            Debt Service Obligations.......................................  13
            Company's Competition and Affiliation..........................  13
            MCMI's Competition.............................................  13
            Management's Conflict of Interest and Lack of
              Agreement to Sell Contracts..................................  13
            Termination of Common Ownership................................  14
            Prepayment and Unsecured Status of Notes.......................  14
            Minimum Sale Requirements......................................  15
            MCMI's Obligation to Replace Contracts.........................  15
  III.  Investment Risks...................................................  15
             No Public Market..............................................  15
             Limitations on Liability of Officers and Directors............  15
             No Independent Counsel to Investors...........................  15
             Subscription of Securities and Shelf Registration.............  16
             Change in Economic Conditions.................................  16


USE OF PROCEEDS............................................................  16

SUMMARY OF FINANCIALS......................................................  18

INVESTMENT HIGHLIGHTS......................................................  20

DETERMINATION OF OFFERING PRICE............................................  20

CAPITALIZATION.............................................................  20

DISCLOSURE OF COMMISSION'S POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..........................  21

DESCRIPTION OF THE SECURITIES..............................................  22
      Notes................................................................  22
      Indenture Provisions.................................................  22
      Solicitations and Commissions........................................  23

DESCRIPTION OF THE BUSINESS................................................  23
      Genesis Financial Group, Inc.........................................  23
      Mr. Car Man, Inc.....................................................  25

COMPETITION................................................................  27

EMPLOYEES..................................................................  28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............................  28
   I.  Genesis Financial Group, Inc,.......................................  28
           Operating History...............................................  28
           Liquidity and Capital Resources.................................  28
           Purchase of Contracts from MCMI.................................  29
           Source of Revenues..............................................  29
           Factors Affecting Operations....................................  29
           Projections.....................................................  29

PROPERTIES.................................................................  30

LEGAL PROCEEDINGS..........................................................  30

MANAGEMENT.................................................................  30
      Directors............................................................  30
      Officers.............................................................  31
      Biographies of Directors and Officers................................  31
      Executive Compensation...............................................  31

PRINCIPAL STOCKHOLDERS.....................................................  32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................  32

LEGAL MATTERS..............................................................  33

EXPERTS....................................................................  33

GLOSSARY...................................................................  34

INDEX TO FINANCIAL STATEMENTS...........................................   35

APPENDIX A:  Promissory Note............................................  A-1
APPENDIX B:  Subscription Letter........................................  B-1
APPENDIX C:  Indenture..................................................  C-1
APPENDIX D:  Articles of Incorporation And Bylaws Of Genesis Financial
             Group Inc..................................................  D-1
APPENDIX E:  Articles Of Incorporation And Bylaws Of Mr.
             Car Man, Inc...............................................  E-1

                              PROSPECTUS SUMMARY

     The information set forth below should be read in conjunction with and is qualified in its entirety by the information and financial statements included elsewhere in this Prospectus.

                          The Company and Affiliates
                          --------------------------

     The headquarters of the Company is located at 4206 Williamson Road, Roanoke, Virginia 24012. The telephone number is (540) 265-1368. The Company has a minimal operating history to date.

     The Company will engage primarily in purchasing and servicing installment sales contracts ("Contracts") originated by Mr. Car Man, Inc. ("MCMI"), a Virginia corporation and an Affiliate of the Company, from the sale of used automobiles, vans, light trucks and other vehicles (collectively referred to as "Automobiles"). The principals and 100% shareholders of the Company are Jeffrey
W. Akers and Franklin W. Blankemeyer, Jr., both of Roanoke, Virginia. Messrs. Akers and Blankemeyer also are the principals and 100% shareholders in MCMI. Although the Company and MCMI were formed simultaneously on June 15, 1993, the principals concentrated exclusively on developing and expanding MCMI's used Automobile business during the past three years. Having established MCMI's market niche in the Roanoke Valley, the principals are ready to implement the second phase of their business plan to establish a funding vehicle for MCMI's business operations. The Company was formed for this purpose and will provide centralized funding, receivables management, and collection services for the two business locations which MCMI currently owns and operates and for its future operations in the used Automobile industry. MCMI's customer base primarily consists of individuals having limited access to traditional sources of consumer credit (the "Non-Prime Consumer"). The Company assists MCMI with the sale of used vehicles by providing an indirect source of funding for such buyers. Contracts which meet the Company's underwriting standards are purchased from MCMI after the Company has reviewed and approved the Automobile purchaser's credit application. In order to achieve an acceptable rate of return on its funding and adjust for credit risks, Contracts are purchased from MCMI at a discount to the remaining principal balance. (See "DESCRIPTION OF THE BUSINESS".)

     MCMI will offer its Contracts for sale exclusively to the Company. Depending upon its capital resources, the Company intends to purchase some or all of the Contracts offered by MCMI from time to time. (See "RISK FACTORS".) MCMI has been engaged in purchasing, servicing, selling, and financing used Automobiles since August 2, 1993. MCMI and the Company have targeted the Non-Prime Consumer as its primary customer base. In the past, this segment of the used car market has been very poorly serviced since the consumer had few dealerships from which to choose. MCMI's goal is to establish a new marketing niche in the used car industry in the Roanoke Valley, located in Southwest Virginia, and beyond through a very heavy emphasis on customer service, proper marketing, and sound business management. MCMI currently has two locations serving the Roanoke Valley area, and future expansion is planned targeting additional market areas outside the Roanoke Valley.

     The Offering will be conducted over a two (2) year period, and the proceeds will be used to fund the purchase of Contracts generated by MCMI and the Company's other business operations. Because of the nature of MCMI's business, the entire Offering will continue over an extended period of time to allow MCMI the time it will need to generate a sufficient number of Contracts for sale to the Company in order to consummate this Offering. The Company anticipates that the Offering will be consummated in two years. (See "INVESTMENT
HIGHLIGHTS.")

     The Company's strategy is to grow its portfolio of contract receivables by assisting MCMI in growing its business. The Company and MCMI believe that the nature of their business present significant opportunities for growth for the following reasons: (1) the automobile finance market, with approximately $325 billion in outstanding automobile installment credit as of March 31, 1995, is the second largest consumer credit market in the United States; (2) the Non-Prime Consumer portion of the automobile finance market is estimated to be between $30.0 and $50.0 billion; (3) the used automobile market has grown over the past five years at four times the rate of the new automobile market; and (4) there is not a dominant used car dealer which focuses on the Non-Prime Consumer in the Roanoke Valley or in the other major cities and towns surrounding Roanoke.

     MCMI successfully concluded a private placement of its Contracts under Rule 504 of Regulation D promulgated under the Securities Act of 1933. Through the private placement of such Contracts, MCMI raised capital in excess of $950,000.00. Because of the success of MCMI's business and its private offering, the principals of the Company and MCMI look to expand their business and customer base through additional capital infusion. (See "DESCRIPTION OF THE BUSINESS"; "USE OF PROCEEDS"; "DESCRIPTION OF THE SECURITIES"; and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.")

                              Securities Offered
                              ------------------

     The securities described by this Prospectus are comprised of corporate promissory notes ("Notes") to be issued by the Company. The Notes will bear interest at 18% per annum and will be amortized over a period of three and one-half years. Investors will be subject to an initial minimum investment of $10,000.00. Thereafter, the Notes must be purchased in increments of $2,500.00. If the Offering is oversubscribed, the Company, at its discretion, may reduce an Investor's subscription to accommodate other subscriptions. The bulk of the net proceeds of the Offering will be used to purchase Contracts from MCMI on an ongoing basis. MCMI will use the funds to replenish its inventory of Automobiles and for working capital. (See "USE OF PROCEEDS"; "DESCRIPTION OF THE SECURITIES"; and the form Note in Appendix "A".)

                                 Risk Factors
                                 ------------

     An investment in the Notes offered hereby will involve certain substantial risks. These risks include a lack of financial flexibility and liquidity, absence of a significant operating history for the Company, potential federal and state regulations of financing institutions, competition, the nature of MCMI's business, the higher risk customer base, and the lack of an existing market for the Notes. (See "RISK FACTORS.")


                                 RISK FACTORS

     An investment in the Company involves significant risks and is suitable only for persons of substantial means who have no need for liquidity in their investments. The following is not intended as a comprehensive discussion of all risks that might be encountered by an Investor in the Company. Investors are urged to consult with independent advisors and tax counsel for the possible personal and tax consequences of an investment in the Company.

     In addition to the other factors and information set forth in this Prospectus, Investors should carefully consider and evaluate the following specific risk factors:

I.   Risks of Credit Business
     ------------------------

     A.   General Risks. The operation of a credit business primarily engaged in
          -------------
purchasing and servicing installment sales contracts ("Contracts") for used Automobiles originated by an affiliated company involves certain risks, including those described in this Prospectus. By way of example and not limitation, an investment in the Company is subject to the risk of adverse changes in general or local economic conditions, such as: (i) inability to compete with other consumer funding sources in a competitive market; (ii) inability to raise and/or maintain sufficient capital reserves to finance the purchase of new Contracts originated by MCMI; (iii) inability of MCMI's customers to service their debt; (iv) inability of MCMI's customers to maintain gainful employment; and (v) inability of MCMI to maintain high patronage levels.

     In addition, certain expenditures associated with investments in the Company (principally debt payments, lease obligations and maintenance costs) are not normally decreased by events adversely affecting the Company's income. In the event debt payments are not met, the Company may lose its leasehold interest in some or all of its current business locations and may sustain as a result of a foreclosure a loss of an asset collateralizing a secured debt. To the extent the Company purchases real property in the future and defaults on any debt secured by such real property, it could suffer a loss of its equity investment in such real estate as a result of a foreclosure.

     The success of the Company also depends upon the management skills of the principal executive officers. The principal executive officers have prior experience in collateral financing and have operated MCMI since its inception. (See "MANAGEMENT" for a more thorough description of the background of the principal executive officers.)

     B.   Financing Risks. The Company will incur substantial indebtedness
          ---------------
through the issuance of the Notes offered hereunder. Such indebtedness is required to be paid within 3.5 years of the issue dates. The Company has the right to prepay the Notes at any time without penalty. Although the Company anticipates that the indebtedness will be spread out over a period of years, there can be no guarantee that the Company will be able to service all of its indebtedness as it arises which could result in the loss of some or all of the Company's assets which in turn may force the Company into bankruptcy and/or liquidation. Without incurring such debt, the Company may be unable to adequately finance the purchase of the Contracts from MCMI. Without such financing, MCMI may be unable to obtain, through operating cash flow and/or from other sources, the funds it needs to meet operating expenses and/or to replenish its inventory of Automobiles. (See "USE OF PROCEEDS.")


     As previously described, the Company will purchase at a discount ranging from 25% to 50% from MCMI, from time to time, some or all of the Contracts generated through MCMI's business operations to help fund MCMI's capital needs for operating expenses and new inventory. The Company intends to use the bulk of the proceeds from the sale of the Notes for such purposes. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.") The Company will be responsible for collecting payments and securing the Contracts it purchases from MCMI. Although the Company anticipates that customer payments under the Contracts will be sufficient to service its obligations to its Investors arising under the Notes, there can be no assurance that a customer will not default under his or her Contract. (See "Description Of The Business.") In such event, the Company may not have sufficient capital to satisfy all of its payment obligations under the Notes. Even if the Company has sufficient capital reserves to satisfy its obligations, such additional debt obligations would further burden the Company's cash flow and reserves and could adversely impact its financial viability. (See "DESCRIPTION OF THE SECURITIES" and "DESCRIPTION OF THE BUSINESS.")

     C.   Operational Risks. If the expenses of operating the Company's business
          -----------------
exceed the Company's income, the Company may have to obtain additional sources of financing or dispose of some of its assets under disadvantageous terms. In addition, in the event the operation of the Company's business does not generate sufficient operating income to pay all of its operating expenses, taxes and debt service requirements, MCMI may not be able to sustain its business operations for lack of financing for new inventory. There can be no assurance that the Company will not incur operating deficits. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.")

     Should the Company's revenues be insufficient to service its debt and pay taxes and other operating expenses, the Company will be required to utilize working capital and/or seek additional funds or financing. There can be no assurance that additional funds will be available to the Company if needed, or, if available, will be on terms acceptable or advantageous to the Company.

II.  Operating Risks
     ---------------

     A.   Short Operating History. Even though the Company was organized on June
          -----------------------
15, 1993, the Company has a minimal operating history. However, MCMI has been operating since August 2, 1993, and has successfully conducted a private placement of its Contracts under Rule 504 of Regulation D, promulgated by the Securities Act, through which it raised in excess of $950,000.00. The Company anticipates that MCMI's business will continue to grow and that MCMI will continue to generate Contracts that will be purchased by the Company. Although the Company believes its commercial paper financing and MCMI's used car business will be profitable, there can be no assurance that the Company will generate sufficient revenues to service all of its debt and other obligations to make the Company profitable.

     B.   Limited Capital and Need for Additional Financing. Although the
          -------------------------------------------------
Company believes it will have sufficient capital from the Offering to commence and continue its business operations on a profitable basis, there can be no assurance that the Company's activities will be successful or will generate adequate cash flow to meet its capital and operational needs as they arise. Therefore, additional capital may have to be raised internally and/or externally from time to time to finance the Company's continuing and expanding business and its capital requirements. Such additional financing may not be available at all or at the time needed or may be available only on adverse terms. If the Company is unable to raise sufficient capital by whatever means, the Company's ability to maintain and/or expand its business operations and MCMI's ability to obtain funding for new inventory may be severely hindered.

     C.   Key Personnel. The Company and MCMI are dependent upon the continued
          -------------
services of Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers. The loss of the services of Mr. Blankemeyer or Mr. Akers could have a significant adverse effect on the Company and/or MCMI.


     D.   Default Risks. As customary with any consumer credit business, there
          -------------
is substantial risk involved with customers defaulting on their obligations under the Contracts. Since the Company will primarily operate to fund the operations of MCMI and since MCMI will target "higher risk" consumers for the purchase of its inventory, the risks of default are enhanced. There can be no guarantee that the Company or MCMI will be able to absorb such losses through repossessions and continued operations. Currently, MCMI experiences a 25% repossession rate based upon the total number of Contracts generated which is within the non-prime industry's national average. The Company anticipates that its credit review policies and the cash flow generated from the auction or resale of repossessed cars will help curtail potential losses from customer defaults. (See "INVESTMENT HIGHLIGHTS.")


     E.   Failure of MCMI. Currently, the Company is solely dependent upon MCMI
          ---------------
to generate the Contracts that it intends to purchase. Conversely, MCMI will be primarily dependent upon the Company to provide the funding needed for its operating expenses and new inventory. There can be no assurance MCMI will continue to be successful in the used car business. In the event MCMI experiences a protracted downturn in its used car business or goes out of business, the Company's primary source of Contracts would be materially and adversely impacted. Presently, the Company has no plans for financing other used car dealerships or any other related business. There can be no guarantee that the Company will be able to sustain any such loss in MCMI's level of business and/or its affiliation, and/or develop new business relationships to satisfy its operating expenses and other obligations, including its obligations to Investors under the Notes, or to continue its operations on a profitable basis.

     F.   Repossession and Casualty Risks. Repossession of an Automobile sold on
          -------------------------------
an installment basis is an inherent risk of the used car business. However, the Company and MCMI have established credit guidelines which are stringently enforced to help alleviate this risk. Company will vigorously enforce its repossession rights and resell the repossessed Automobile in accordance with applicable law. On average, twenty-five percent (25%) of all Contracts purchased by Company each year will end in default resulting in repossession of the underlying Automobile. An additional five percent (5%) of Automobiles sold each year are damaged beyond repair. Based upon these assumptions, the Company anticipates that the 25% repossession rate and 5% damage rate will total approximately ten percent (10%) of the Company's accounts receivable on an annual basis. (See "INVESTMENT HIGHLIGHTS.") However, in most cases involving a casualty, the Company's investment is protected by casualty insurance. (See "DESCRIPTION OF THE BUSINESS.")


     G.   Lack of Financial Statements. Although the Company has had a minimal
          ----------------------------
operating history since incorporating in 1993, a comparative balance sheet has been prepared as of December 31, 1993, 1994, 1995 (audited) and 1996 (audited). (See the "FINANCIAL STATEMENTS.")

     H.   Dependence on Certain Principals. Franklin W. Blankemeyer, Jr. and
          --------------------------------
Jeffrey W. Akers intend to devote their full time to promote, market and develop the business of the Company and MCMI. There can be no guarantee that all principals will remain with the Company and/or MCMI, and the departure of one or more could adversely affect the future success of the Company and/or MCMI.

     I.   Determination of Offering Price. The offering price of the Notes is
          -------------------------------
solely predicated upon the face value of the Notes. (See "DESCRIPTION OF THE SECURITIES"; and "DETERMINATION OF OFFERING PRICE.")

     J.   Tax Risks. All prospective Investors should retain their own tax
          ---------
counsel or advisor to discuss the possible tax effects ensuing from an investment in the Company.


     K.   Lack of Liquidity. The Company will service the debt obligations
          -----------------
evidenced by its Notes through normal business operations in conjunction with MCMI. The Company anticipates that the payments made by customers under the Contracts will be sufficient to satisfy these obligations. Proceeds from this Offering will be used primarily to fund the Company's working capital needs including the purchase of additional Contracts and to provide a source of funding for MCMI's business operations. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.") In the event the Company's operating revenues are insufficient to meet its obligations, additional cash requirements must be funded through additional borrowings or credit extensions which may be unavailable. Since the Company will not have substantial assets, other than the Contracts, that can be pledged as collateral for financing purposes, obtaining additional secured financing may not be possible. This lack of financial flexibility and liquidity could adversely impact an investment in the Company.

     L.  Debt Service Obligations. Pursuant to the Offering, the Company will be
         ------------------------
obligated on a significant level of indebtedness. In servicing this indebtedness, the Company may be vulnerable to various risks, including, without limitation, the impairment of the Company's ability to obtain additional financing for working capital, capital improvements or other purposes and a possible downturn in the economy. (See "PROSPECTUS SUMMARY"; "DESCRIPTION OF THE SECURITIES"; and "DESCRIPTION OF THE BUSINESS.")

     M.   Company's Competition and Affiliation. Currently, the Company intends
          -------------------------------------
to purchase Contracts generated solely by its Affiliate, MCMI. Since the Company and MCMI share the same principals and management, MCMI will not offer its Contracts to any other funding source or company. Accordingly, the Company does not anticipate any competition as long as MCMI remains viable and an Affiliate of the Company. There can be no guarantee that MCMI will continue its successful operations and/or remain in business or that the principals and management of the Company and MCMI will remain the same. In such event, the Company would have to contract with one or more alternative sources for such Contracts to continue its business operations. There can be no assurance that such alternative sources can be found, or that the Company will be successful in obtaining a sufficient source of new Contracts to continue operating. (See "DESCRIPTION OF THE BUSINESS.")

     N.   MCMI's Competition. In general, the used car business is highly
          ------------------
competitive. There are numerous competitors in the industry who are more established and who have substantially greater financial resources than the Company and MCMI. In addition, there are numerous competitors having greater name recognition, better capitalization, equivalent or lower pricing guidelines, more experienced organization, and a larger employee base. Also, the Company and MCMI must contend with those competitors having better facilities and/or equipment. Although Management believes MCMI has a significant advantage in the Roanoke Valley at the present time due to the absence of any other dominant used car dealer targeting the Non-Prime Consumer, the high degree of competition in the used car business in general will remain a primary factor affecting both MCMI's and the Company's profitability. The used car business will also continue to be highly susceptible to changes in the economy and the buying habits of the general public. (See "INVESTMENT HIGHLIGHTS"; "DESCRIPTION OF THE BUSINESS"; and "COMPETITION.") In such event, the Company would have to contract with one or more alternative sources for such Contracts to continue its business operations. There can be no assurance that such alternative sources can be found, or that the Company will be successful in obtaining a sufficient source of new Contracts to continue operating. (See "DESCRIPTION OF THE BUSINESS.")

     O.  Management's Conflict of Interest and Lack of Agreement to Sell
         ---------------------------------------------------------------
Contracts.  Since the Company and MCMI are owned and managed by the same
---------
principals, the determination of the discount and purchase price for a Contract purchased by the Company from MCMI is not arrived at in an arms-length transaction. On average, the face value of a Contract is discounted between 25% and 50% when sold to the Company. Currently, the Company is solely dependent upon MCMI to generate the Contracts. Because of the commonality of ownership, there is no separate agreement between the Company and MCMI obligating MCMI to offer the Contracts to the Company at the discounted value, or any other price, or obligating the Company to purchase same. The affiliation of the two
companies allows the principals to internalize all business operations.   Such
an arrangement bestows a significant benefit on the principals in that they are able to offer to its customers through their wholly owned entities both the Automobile and the financing. In addition, the affiliation of the principals and the companies maximize other cost efficiencies by allowing the principals to streamline managerial and administrative functions and financial accounting procedures. The principals will have sole discretion in determining which Contracts will be bought and sold as well as the discounted purchase price. However, since the two companies will rely exclusively on the other for their respective business operations, the principals do not believe a written agreement is necessary at this time. Further, since the principals control all decisions in this regard, the principals do not anticipate any adverse impact to Investors since the Company will purchase the Contracts at a discount and will use the receivables on the Contracts to satisfy the principal and interest payments due under the Notes. Accordingly, neither the discounted purchase price nor the affiliation of the companies will have any adverse effect on the obligations arising under the Notes or the underlying Contracts since such obligations will remain constant. Although the principals do not plan on selling their interest in either company, there can be no guarantee that they will continue to jointly own both. In the event of an ownership change in one or both companies, the existing business relationship may be curtailed or severed entirely. In such event, the Company may not be able to develop new sources for such Contracts, or purchase Contracts on as favorable terms, and/or be able to continue business operations on a profitable basis. Under such circumstances, the Company may be forced: (i) to use some or all of its cash flow and/or reserves to satisfy its debt obligations under the Notes which obligations would have an adverse impact on the Company's financial resources and viability as a going concern; or (ii) to cease business operations altogether. (See "DESCRIPTION OF THE SECURITIES"; "DESCRIPTION OF THE BUSINESS"; "DETERMINATION OF THE OFFERING PRICE" and "MANAGEMENT".)

     P.  Termination of Common Ownership.  Because of the commonality of
         -------------------------------
ownership of the Company and MCMI, there is no written contract or agreement between the companies obligating MCMI to sell or offer to sell all of its Contracts to the Company, or obligating the Company to buy same, for the reasons specified in Paragraph O above. In addition, since MCMI is currently obligated to replace defaulted Contracts under its previous offering under Rule 504 of Regulation D, MCMI may be required from time to time to maintain a reserve of Contracts for such purposes until the prior investors are paid in full. The risks to Investors upon termination of the common ownership of the companies and for the lack of a contractual obligation on the part of MCMI to sell the Contracts solely to the Company are the same as set forth in Paragraph O above. (See "DESCRIPTION OF THE BUSINESS" and "MANAGEMENT.")

     Q.   Prepayment and Unsecured Status of Notes.  The Notes issued pursuant
          ----------------------------------------
to this Offering are unsecured and subject to being prepaid, in whole or in part, at any time without penalty. The Notes will not be subordinated to any other debt of the Company. (See "DESCRIPTION OF THE SECURITIES" and the form Indenture appended hereto as Appendix "C".)

     R.  Minimum Sale Requirements.  The Company will have to sell a minimum of
         -------------------------
6 Notes at an average of $10,000.00 each to satisfy the closing costs incurred in conjunction with this Offering which costs are set forth in items (a) through
(c) and (e) in the section captioned "Use Of Proceeds" and before it will have excess funds available to fund its working capital account. In addition, the Company estimates it will need to sale $3.0 million in Notes over the twelve month period following the Effective Date to continue its business operations. There can be no guarantee that the Company will be successful in raising these funds within the allocated time or that it will be able to continue operations on a profitable basis irrespective of the amount of funds raised during the Offering.


     S.   MCMI's Obligation to Replace Contracts.  Pursuant to MCMI's prior
          --------------------------------------
Regulation D offering under Rule 504, MCMI is obligated to replace a defaulted Contract with a new one. Notwithstanding MCMI's obligation, MCMI does not operate under any time restraints for replacing its defaulted Contracts allowing the principals to prioritize the Company's needs. The principals do not anticipate the occurrence of any such competing circumstances since MCMI intends to maintain a pool of valid Contracts for replacement purposes. Although Management anticipates little or no adverse effects on the supply of Contracts based upon the historical and projected operations of the two companies and the rate of default experienced by MCMI, there can be no assurance that the Company will be able to purchase a sufficient number of Contracts on a timely basis and/or continue operations on a profitable basis.

III. Investment Risks
     ----------------

     A.   No Public Market. No public market exists for the Notes, and it is
          ----------------
unlikely that a ready market will exist at any time in the future. Accordingly, if an Investor wishes to transfer or sell his Note, he may be unable to liquidate his investment promptly at a reasonable price due to market conditions and/or the general illiquidity of such an interest. The Company also reserves the right to prepay one or more of the Notes at any time without penalty.

     B.   Limitations on Liability of Officers and Directors. The bylaws of the
          --------------------------------------------------
Company provide that the officers and directors of the Company shall be indemnified to the extent allowed by law. Therefore, an Investor may have a more limited right of action against the officers and/or directors than he would have if there were no such limitations.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED WITH RESPECT TO AN OFFICER'S OR DIRECTOR'S ACTION, THE SECURITIES AND EXCHANGE COMMISSION HAS TAKEN THE POSITION THAT SUCH INDEMNIFICATION PROVISION IS AGAINST PUBLIC POLICY AND, THEREFORE, IS UNENFORCEABLE. (SEE "DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.")

     C.   No Independent Counsel to Investors. No independent counsel has been
          -----------------------------------
retained to represent the interests of the Investors. This Prospectus was drafted, in part, by counsel retained by or whose fees are paid, directly or indirectly by the Company. These documents have not been reviewed by any independent attorney on behalf of the Investors. Each Investor should, therefore, consult with his own counsel and accountants as to the terms and provisions of this Prospectus and all other documents relating thereto.


     D.   Subscription of Securities and Shelf Registration. The Company intends
          -------------------------------------------------
to offer the Notes over a period of two (2) years. Accordingly, the Company cannot predict with any degree of certainty how successful the offering will be or if the Notes will be fully subscribed. The Company anticipates that it will take approximately two (2) years to fully subscribe the Notes. Although the Company anticipates that a successful Offering will provide sufficient revenues to satisfy the Company's financial needs for at least six months following the consummation of the Offering, there can be no guarantee that the Company will be successful even if the Notes are fully subscribed and/or will be able to pursue additional financing as and when needed.


     E.   Change in Economic Conditions.  Since the Offering will be conducted
          -----------------------------
over a two year period, the Company will be more susceptible to local and national economic changes. There can be no guarantee that certain conditions or events will not occur during this period which will have a major impact on the Company's and/or MCMI's business operations. Such events may include a loss of a major employer in the market area of MCMI, especially if the job loss adversely impacts the Non-Prime Consumer, and a change in interest rates. Although an increase in such rates would probably not impact the Non-Prime Consumer since he is accustomed to paying higher interest rates because of his credit history, it could have a deleterious effect on the marketability of the Notes to Investors by reducing their return on borrowed funds used to purchase the Notes or by rendering their investment return less competitive in light of current market rates.


                                USE OF PROCEEDS


     Currently, the Company has a minimal capitalization. A portion of the proceeds of this Offering will be used to pay certain costs and expenses associated with this Offering. The following table sets forth the proposed use of proceeds from the sale of the Notes. The table assumes that $7,500,000.00 in Notes are subscribed. (See "PROSPECTUS SUMMARY"; and "DESCRIPTION OF THE SECURITIES.") The following figures represent the Company's best estimate as to the needs of the Company. Accordingly, such estimates are subject to change as circumstances dictate and should not be relied upon as a definitive account of the ultimate use of the funds. All proceeds of the Offering will be held by the Company for the benefit of the Investors.


Proceeds from Offering:                            $7,500,000.00/1/
----------------------                             ----------------

LESS:
----

(a)  Registration Fee:                                  2,587.00/2/
                                                        -----------
(b)  State Securities Filing Fees:                      6,500.00/3/
                                                        -----------

(c)  Non-Refundable Legal Fees,                        40,000.00/4/
                                                       ------------
     Printing and Copying Costs; and
     Miscellaneous Closing Costs
     Attributable to the offering:
(d)  Compensation of Selling Agents:                  375,000.00/5/
                                                      -------------
(e)  Accounting Fees:                                   7,500.00/6/
                                                        -----------
(f)  Working Capital and Reserve:                   7,068,413.00/7/
                                                    ---------------
     Total Application of Proceeds:                $7,500,000.00/8/
     ------------------------------                ----------------



Notes to Use of Proceeds:
------------------------


1. Based on an offering of Notes in the amount of $7,500,000.00 being fully subscribed. The Company may also sell less than $7,500,000.00. The Company anticipates this Offering will continue for a period of two (2) years. However, all fees and costs listed herein are to be paid whether this Offering is successful. (See "DESCRIPTION OF THE SECURITIES.")


2. Based on 1/29 of 1% of the $7,500,000.00 aggregate offering price of the Notes. Total registration fee will be approximately $2,587.00. Such fee is payable before the Effective Date of this Prospectus.


3. Represents the estimated cost of registering the Notes in the applicable states. This figure is subject to change depending upon the amount of securities offered per state; the registration fee of each applicable state; and the final number of states in which the securities are registered. Such fee is payable on or before the Effective Date of this Prospectus.


4. Represents the estimated costs to be incurred in connection with the Offering including: (i) legal fees; (ii) recording, printing, and travel expenses, and any other organizational or closing costs and fees; and (iii) reimbursement of certain out-of-pocket expenses for filing and other fees incurred in complying with federal and state securities laws. All such fees and costs are non-refundable and shall be paid on or before the Effective Date of this Prospectus. A substantial portion of these expenses have been prepaid. Any excess funds remaining after the payment of the foregoing expenses will be added to the working capital account.

5. Represents the aggregate amount of compensation to be paid to selling agents of the Company based on a 5% commission scale. Assumes the Notes are fully subscribed solely upon the efforts of the Company's agents. The Company reserves the right to sell some or all of the Notes through its own efforts without compensation. Any funds not used for commissions will be added to the working capital account.


6. Represents the estimated cost of accounting fees to be incurred with respect to the Offering. A substantial portion of these expenses have been prepaid. The balance of such fees will be paid on or before the Effective Date of this Prospectus.


7. Represents the balance of the offering proceeds to be used for working capital and reserves. The Company projects that 90% ($6,361,571.70) of such funds will be used for the purchase of additional Contracts generated by MCMI. The remaining 10% ($706,841.30) of these funds will be used: (i) to service the Company's debt obligations under its Notes; (ii) to satisfy the Company's operating expenses; and (iii) to fund its reserve account for capital improvements and similar needs.


8. Pursuant to the costs set forth in items (a) through (c) and (e) above, the Company will have to sell a minimum of six (6) Notes at $10,000.00 each to satisfy these obligations and before it will have excess funds available to fund its working capital account. Since there is no existing or formal agreement with a broker or dealer and since there is no fee or commission obligation in effect, the costs do not include item (d) above regarding commission fees. The Company intends to utilize its working capital account to purchase additional Contracts from MCMI and to satisfy its normal operating expenses, including, without limitation, taxes, rent, utilities, salaries and general overhead expenses. The Company estimates it will need to sell $3.0 million in Notes over the next twelve (12) months following the Effective Date to continue its business operations. Because of the nature of MCMI's business, Contracts will be generated over a period of time. Accordingly, such Contracts can not be purchased from MCMI until they are generated. The Company's business is predicated upon the continuous flow of Contracts from MCMI. See the section captioned "RISK FACTORS" for a more detailed explanation of the risks involved with an investment in the Company. It should be noted that the Company intends to sell a substantial portion of its Notes over a period of time to correlate with the generation of Contracts by MCMI. (See "DESCRIPTION OF THE BUSINESS.")

                             SUMMARY OF FINANCIALS


     The selected financial data presented below for the periods ended December 31, 1993, 1994 have been derived from the unaudited financial statements of the Company. The financial data for the year ended December 31, 1996 and 1995 have been derived from the audited financial statements of the Company and the notes thereto. The unaudited financial statements reflect all adjustments of a normal recurring nature which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. The data set forth below should be read in conjunction with the section captioned "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the "FINANCIAL STATEMENTS," the notes thereto and other financial and statistical information appearing elsewhere in this Prospectus.


               [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                        Periods Ended December 31,

                          1993        1994          1995          1996        May 31, 1997
                       Unaudited   Unaudited       Audited       Audited       Unaudited
STATEMENT OF
INCOME DATA
-------------
Net Sales                    -              -            -             -                -
Cost of Sales                -              -            -             -                -
                       -------         ------       ------       -------          -------


Gross Profit                 -              -            -             -                -
Operating Expenses      10,773             86           86         2,512               36
                       -------         ------       ------       -------          -------

Loss                   (10,773)           (86)         (86)       (2,512)              36
                       =======         ======       ======       =======          =======

BALANCE SHEET
DATA
-------------
Working Capital             50              -            -             -                -

Total Assets               451            315          229           143              107

Long-Term Debt
and Capital Leases       9,224          9,174        9,174        11,600           11,600

Stockholders' Equity    (8,773)        (8,859)      (8,945)      (11,457)         (11,493)



     The financial information is prepared on a proforma basis if the two companies, Genesis Financial Group, Inc. and Mr. Car Man, Inc. were combined during the periods presented. The companies were S Corporations during the periods presented, therefore no provisions for income taxes is reported. Effective January 1, 1997, the S Corporation status of Genesis Financial Group, Inc. was terminated, and the Company became subject to corporate income taxes.

                             INVESTMENT HIGHLIGHTS


     The Company has projected revenues to be approximately $1.2 million by year two. Net income for that year is projected at $116,400.00. (The complete set of projections is included in the section captioned "Financial Statements.")
The growth of the Company will be financed by the placement of Notes payable up to $7.5 million by the end of year two. These Notes bear interest at 18% for forty-two months.

     The proceeds of these Notes will be used to acquire Contracts from its Affiliate, MCMI, of up to $7.5 million by the end of year two. The Company will recognize income as interest income is earned, and other fees as collected.

     The projections include a provision for bad debt expense to maintain an average reserve equal to ten percent (10%) of outstanding accounts receivable. These calculations are based on the assumptions that there is a (i) 25% default rate on all Contracts purchased from MCMI, (ii) as well as a 5% casualty rate. It should be noted that in a majority of cases casualty claims will be fully covered by insurance.

     During the first full year of operations, Management plans to establish a separate office and expand its staff to handle the increased volume. To support the growth of the Company, Management must also work to expand the operations of MCMI. The proceeds from the sale of the Notes will be used to purchase Contracts from MCMI on an ongoing basis. To generate the volume of sales necessary, MCMI will manage an aggressive marketing campaign to attract the buyers to the lots. Management is planning to open one new car lot in each of years one and two which will require an additional investment of approximately $100,000 per lot for inventory, and $25,000 per lot for furniture and fixtures. MCMI intends to fund its growth and expansion plans through cash flow generated during normal business operations; revenues received from the sale of its Contracts to the Company; and/or funds obtained from traditional funding sources, such as financial institutions.

     As MCMI expands, other expenses will increase accordingly. The projections included in the section captioned "Financial Statements" reflect Management's estimate of other operating expenses for years one and two.


                        DETERMINATION OF OFFERING PRICE

     The offering price for the Notes is predicated upon the face value of the respective Notes. (See "DESCRIPTION OF THE SECURITIES.")

                                CAPITALIZATION


     The following table sets forth the capitalization of the Company at May 31, 1997, on an actual basis.


                                                December 31,
                                               1996 Actual/(1)/
                                               ------------------

Short-term debt                                          -0-
Long-term debt                                        11,600

Stockholders' equity:

          Common Stock, no par                   2,000
          value (100 shares
          authorized; 20
          shares outstanding
          Retained Earnings                    (13,493)
          Total Stockholders'                  (11,493)
          Equity

_______________________
(1)  Please see the "Financial Statements" set forth in this Prospectus.


                      DISCLOSURE OF COMMISSION'S POSITION
               ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


     Section 13.1-697 and 13.1-702 of the Code of Virginia, as amended, permit any Virginia Corporation to indemnify its directors and officers against liability incurred in a proceeding if he conducted himself in good faith and believed (a) in the case of conduct in his official capacity with the Corporation that his conduct was in its best interests and (b) in all other cases that his conduct was at least not opposed to its best interests. In the case of a criminal proceeding, a Corporation may indemnify a director made party to such proceeding if he had no reasonable cause to believe his conduct was unlawful. A Corporation may not indemnify a director under those Sections in connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under those Sections in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding. Unless limited by its Articles of Incorporation, the Corporation is required to provide mandatory indemnification to an officer or director who entirely prevails in the defense of any proceeding to which he was a party because he is or was an officer or director of the Corporation against reasonable expenses incurred by him in connection with the proceeding. Also, unless limited by the Corporation's Articles of Incorporation, an officer or director of the Corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or seek indemnification in another court of competent jurisdiction. The court may order indemnification if it determines the officer or director is entitled to mandatory indemnification as described above, in which case the court shall also order the Corporation to pay the officers, or directors' reasonable expenses incurred in obtaining court-ordered indemnification, or, with respect to a proceeding by or in the right of the Corporation, the officer or director is found by the court to be fairly and reasonably entitled to indemnification in view of all the relevant circumstances even though he was adjudged liable, but any indemnifications shall be limited to reasonable expenses incurred. The Corporation is given the power to make further indemnity to any officers or directors that may be authorized by the Articles of Incorporation or any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against gross negligence or willful misconduct.

     The Articles of Incorporation of Genesis Financial Group, Inc. provides that the directors and officers of the Company may be indemnified in the manner, against the matters, and to the full extent provided by the Code of Virginia. The Company may purchase directors and officers insurance for such purposes.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities And Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. (See "RISK FACTORS - Limitations On Liability Of Officers And Directors.")

                         DESCRIPTION OF THE SECURITIES


     A.  Notes.  The Company intends to offer to Investors over a two (2) year
         -----
period not less than $7,500,000.00 in promissory notes ("Notes") at a fixed rate of interest of 18% per annum amortized over a three and one-half (3 1/2) year period under the rules and regulations of the Commission pursuant to an SB-1 offering. The Notes will be payable on a monthly basis with the first installment of principal and interest due and payable on the first day of the second calendar month following the date of the Note if the Note is issued on any day other than the first day of a month. If the Note is issued on the first day of a month, the first installment of principal and interest will be due on the first day of the following month. Except for the first monthly installment which may have additional accrued interest depending upon the issue date of the Note, principal and interest shall be payable in forty-one (41) equal monthly installments. The remaining principal balance of each Note together with all accrued interest shall be due and payable on the forty-second (42nd) installment. The Notes will be unsecured and may be prepaid, in whole or in part, at any time without penalty.


     B.  Indenture Provisions.  The Notes are subject to the terms and
         --------------------
provisions of the Indenture agreement appended hereto in Appendix "C". Pursuant to the terms of the Indenture, a Trustee will be appointed whose responsibilities will include protecting and enforcing the rights of the Investors. The Indenture requires the Notes to be issued in proper form and duly authenticated as the Company's authorized debt instrument. (See Section 2.02 of Indenture. All future section references will be to the Indenture.) The Company is obligated to notify the Trustee in the event of a default by the Company in making a scheduled payment and is required to segregate all funds held for servicing its indebtedness under the Notes in a separate trust fund (Section 2.04). In addition, the Company must notify the Trustee prior to making any pre-payment on the Notes, whether in partial or full satisfaction thereof (Section 3.01). If less than all the Notes outstanding are to be prepaid, the Trustee and the Registrar (Section 2.03) will select the method of prepayment and the Notes to be prepaid which must be fair and appropriate (Section 3.02). Once the Notes to be prepaid are selected and the method of prepayment determined, the funds are to be deposited and disbursed in accordance with the terms of the Indenture (Section 3.03 through 3.06).

     Restrictions on the Company's ability to incur additional debt secured by its Principal Property (Section 4.01) are incorporated to protect the Investors' investment by limiting other potential claims to the Company's assets in the event of a default or bankruptcy (Section 4.03). The Company is also precluded from paying dividends or other distributions on account of its capital stock, except stock distributions (Section 4.04), and is required to maintain its corporate existence (Section 4.05) and Principal Properties (Section 4.06). Copies of all SEC reports and other filings must be submitted to the Trustee (Section 4.08) as well as an annual compliance certificate affirming the Company's compliance with its covenants under the Indenture (Section 4.10).


     Events of default that would give Investors the right to accelerate all of the indebtedness under the Notes are provided for in Section 6.01 and include failure to pay an installment timely, breach of any covenant or condition in the Indenture or Note and bankruptcy. The Company has the right to cure most defaults before Investors can exercise their acceleration rights. Except for an installment default, either the Trustee or Investors holding at least 25% of the principal amount of the outstanding indebtedness must notify the Company of a default before the cure period commences and before a default can be enforced (Section 6.01). Once any applicable cure period expires, either the Trustee or Investors holding 25% of the debt can declare a default and accelerate the indebtedness under the Notes. (Section 6.02). The Trustee must be allowed to pursue any remedy available in the event of a default (Section 6.03). Only if the Trustee fails to act after proper notice from Investors can the Investors pursue any such remedy (Section 6.06). The Trustee has the right to be indemnified for his actions prior to commencing any legal proceeding to enforce the terms of the Notes and/or Indenture (Section 6.06(3)). Prior to making any distributions to Investors, the Trustee has the right to offset from any funds collected from the Company his compensation for services, if any, and all expenses incurred in pursuing legal action. (Sections 6.10 and 7.07). The Trustee's duties are more particularly described in Section 7.01.


     The initial Trustee is Nancy C. Mattox. Ms. Mattox is the mother of Jeffrey W. Akers, one of the Company's principals. Management believes Ms. Mattox has the expertise and ability to fulfill all of her duties as Trustee under the Indenture irrespective of the conflict of interest inherent in her relationship with Mr. Akers. In addition, Investors holding a majority in principal amount of the Notes may remove a Trustee at any time and may appoint a new Trustee with the Company's consent (Section 7.08). Currently, no compensation of any kind will be paid to Ms. Mattox for acting in such capacity. Further, the Company does not intend to pay Ms. Mattox any compensation for her services. Ms. Mattox will be reimbursed for any reasonable out of pocket expenses incurred in the performance of her duties.


     C.  Solicitations and Commissions.  Solicitations and sales of the
         -----------------------------
Notes will be made by the principals and/or agents of the Company. The Company anticipates paying commissions associated with this Offering on agents' sales only. The principals of the Company will not receive any commissions or other remuneration on the sale of Notes. Total estimated commissions would be $375,000.00 assuming a 5% commission, a fully subscribed offering, and agent solicitation only. Currently, the Company has no written or verbal agreement or understanding with any brokerage firm or sales agent. The Company may retain such services during this Offering and will use its best efforts in negotiating a 5% commission rate. In the absence of such brokers-dealers, the two principals of the Company, Jeffrey W. Akers and Franklin W. Blankemeyer, Jr., will conduct such activities on behalf of the Company in reliance upon Rule 3 a 4-1 promulgated under the Exchange Act. The Company will issue a Note directly to an Investor upon receipt of a validly executed Subscription Letter, a copy of which form is appended hereto in Appendix "B", collected funds in the face amount of the Note, and any other document required by the Company for an investment hereunder. A form Note is appended hereto in Appendix "A".


                          DESCRIPTION OF THE BUSINESS

     A.  Genesis Financial Group, Inc.
         -----------------------------

     The Company was incorporated on June 15, 1993, under the laws of the Commonwealth of Virginia as an S Corporation under the Internal Revenue Code ("Code"). Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation under the Code. The Company was formed specifically to provide a ready funding source for Mr. Car Man, Inc. ("MCMI"), a used car dealership and an Affiliate of the Company. The Company is 100% owned by Jeffrey W. Akers and Franklin W. Blankemeyer, Jr. The principals in the Company are the same as in MCMI. The Company has a minimal operating history to date but anticipates capitalizing on a significant business opportunity by actively participating as the financial arm of MCMI's business. As previously discussed, the Company will purchase at a discount some or all of the Contracts generated by MCMI from time to time upon the sale of its Automobiles. The purchase price of a Contract purchased by the Company will usually be the face value of the Contracts discounted between 25% and 50%.

     MCMI's targeted market will primarily consist of those individuals who are unable to obtain financing through traditional sources because of poor credit or other salient risks, including, without limitation, divorce, medical emergencies, and job loss ("Non-Prime Consumers"). Such customers are generally deemed to be in a "high risk" classification by most conventional lenders giving them little opportunity to reestablish their credit status and to redeem themselves in the consumer market place. The Company will follow strict guidelines before approving any such financing, including, without limitation, reviewing credit reports and verifying employment and residence status. In addition, the Company must be reasonably assured that the customer has the ability to pay without adversely impacting the customer's standard of living. The Company retains the right to review and revise its credit terms as and when it deems necessary or appropriate under the circumstances. Although strict adherence to these guidelines will not prevent non-performance of every Contract, the Company reasonably believes that it will reduce the exposure of the Company to customer defaults. (See "RISK FACTORS"; "INVESTMENT HIGHLIGHTS"; and the "FINANCIAL STATEMENTS" in this Prospectus.)


     MCMI will assign and transfer to the Company all Contracts purchased by the Company and the motor vehicle titles to the Automobiles covered by such Contracts. The Company intends to use the bulk of the funds received from the sale of the Notes to Investors to purchase additional Contracts. MCMI will use the funds it receives from the sale of its Contracts to Company to finance its business operations including, without limitation, the replenishment of its inventory. The Company anticipates a steady stream of Contracts since the targeted customer base for MCMI will be comprised of individuals who are unable to obtain financing through traditional or other sources. (See "USE OF PROCEEDS" and "INVESTMENT HIGHLIGHTS.")


     The Company will service all Contracts. Accordingly, the Company will collect all payments due from the underlying customers, and fulfill any and all obligations originally imposed upon and enforce all rights originally granted to MCMI thereunder, including, without limitation, the commencement of collection and/or repossession actions in the event a customer defaults. A majority of repossessed cars will be auctioned or resold by the Company.

     Although the Company will provide a funding source for MCMI's business operations, it is not subject to any lending or consumer credit licensing requirements under the laws of the Commonwealth of Virginia since it is an Affiliate of MCMI and purchases the consumer Notes at a discount.


     Pursuant to the closing costs set forth in items (a) through (c) and (e) in the section captioned "Use Of Proceeds," the Company will have to sell a minimum of 6 Notes at an average of $10,000.00 each to satisfy these obligations at closing and before the Company will have excess funds to fund its working capital account. The Company estimates that it will need to sell $3.0 million in Notes over the twelve month period following the Effective Date to commence its business operations. (See "RISK FACTORS - Minimum Sale Requirements.")

     Upon the consummation of the Offering, Management believes the Company will have sufficient revenues to meet its future operating needs for at least the next six months. Accordingly, after the Offering is closed the Company may have to seek additional capital or financing from time to time in the future.


     The Company intends to purchase as many Contracts from MCMI as funds allow. However, there is no written contractual agreement obligating MCMI to sell its Contracts to Company. Management believes this is unnecessary since both companies are owned by the same principals and since MCMI will be dependent upon the Company to finance its business operations. No Contract will be originated by MCMI or purchased by Company unless the underlying customer satisfies the companies' credit requirements discussed herein. MCMI will retain some of its Contracts to satisfy its obligations to replace defaulted Contracts under its previous private placement under Rule 504 of Regulation D of the Securities Act. Except for this obligation, Management anticipates MCMI will offer for sale to Company all of its Contracts as they arise. (See "RISK FACTORS.") The Company does not use any type or form of selection process in determining which Contracts it will purchase once they arise; subject, however, to the availability of cash or other resources for such purposes.


     The Company intends to use the bulk of the proceeds received from the sale of its Notes to fund the purchase of additional Contracts from MCMI. The Company will generate revenues from the purchase of the Contracts as follows. With interest on a Note at 18%, the Company retains the spread on each monthly payment equal to the difference between the principal and interest installments made by the customer under the Contract and the principal and interest installments paid by the Company under the Note.

     The Company will undertake to repossess an Automobile in the event a customer defaults. All such repossessed Automobiles will be sold at auction or, to the extent allowed by law, resold by the Company. The opportunity to resell such Automobiles is also dependant upon the condition of the vehicle upon repossession. There can be no guarantee that all repossessed Automobiles will be in the same or similar condition as of the time of original sale.

     B.  Mr. Car Man, Inc.
         -----------------

     Mr. Car Man, Inc. ("MCMI") is a Virginia corporation duly organized on June 15, 1993, as an S Corporation under the Code. MCMI began business on August 2, 1993, at which time it sold its first used vehicle. Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers own all the issued and outstanding stock of MCMI and each play an integral part in the business operations of both companies. MCMI presently has two locations in the City of Roanoke, Virginia.

     MCMI has established its reputation through fresh marketing ideas, a strong emphasis on customer service and a sound financial base. MCMI strives to focus on its customers and their needs. In addition, MCMI believes it has implemented the best service program for its customers. Currently, MCMI offers all customers a service agreement based on dealer's cost. Such a program covers the actual cost of all parts needed with labor under warranty currently charged at $22.50 per hour. This service agreement continues as long as the Contract is outstanding.

     Prior to this Offering, MCMI successfully concluded a limited private placement offering under rule 504 of the securities Act of 1993.
Through this offering, MCMI raised funds in excess of $950,000.00. MCMI targets the higher risk, Non-Prime Consumer, since there is a tremendous market for this type consumer. MCMI anticipates that the majority of the Contracts it generates will be sold at a discount to the Company through which it will obtain the financing it needs to replenish its inventory and meet its other operating capital needs. MCMI will retain some Contracts from time to time to fulfill its obligations to its previous investors under the 504 offering with respect to defaulted Contracts. There is no written agreement between MCMI and the Company obligating MCMI to sell its Contracts exclusively to the Company. However, because of the commonality of ownership of the two companies, the success of the companies' business operations will depend upon such an arrangement. Accordingly, Management has no intention to deviate from this course of action.

     A key element of MCMI's business plan is solidifying its source for capital funding to maintain and satisfy its increasing demand for inventory. As MCMI expands with additional lots, the demand for additional inventory will also increase. Coupled with the historical growth in sales volume, MCMI's need for capital will become of paramount importance. The principals foresaw this need which precipitated the formation of the Company and the Offering. With the affiliated status of both entities, MCMI will have an exclusive source in the Company for marketing its Contracts. Having a ready buyer for its Contracts will allow MCMI to replenish its inventory on an ongoing basis and continue business operations. Through the Offering, the Company will have the funds to purchase the Contracts as they are generated by MCMI. (See "DESCRIPTION OF THE BUSINESS.")

     Management believes MCMI has established a strong reputation in its market area for providing good service and dependable Automobiles. In targeting the Non-Prime Consumer, Management expects MCMI to increase its market share because of the lack of dealers and finance companies competing for this consumer class. (See "COMPETITION.")

     Management anticipates achieving its principal goal of enhanced sales volume through a number of initiatives. First, MCMI plans on implementing an aggressive marketing campaign targeting the Non-Prime Market. Second, Management intends to expand its business and market exposure by opening one new car lot each year for the next two years. Additional inventory and sales staff will be added to meet the increasing demand for Automobiles and to handle the increase in customer traffic. Third, through MCMI's affiliation with the Company, MCMI has an exclusive buyer for its Contracts, thereby converting its accounts receivable into immediate cash. By maintaining a steady stream of cash flow, MCMI will be able to replenish its inventory and meet its operating needs of an ongoing basis which, in turn, reduces or eliminates MCMI's reliance on future borrowings. Fourth, with a successful Offering by the Company, the Company will have the capital it needs to fund the purchase of MCMI's Contracts as they become available. This alleviates MCMI's dependence on outside sources of financing to satisfy its capital requirements and to continue business operations.

     To remain competitive in the used car industry, MCMI must maintain sufficient operating capital to replenish its inventory. This cannot be accomplished if it finances the majority of its sales without the assistance of a finance company. The Company provides a ready market for MCMI's "car paper" (i.e., the Contracts), which generates the cash flow MCMI needs to satisfy its ongoing capital requirements. With a successful Offering, the Company anticipates it will have the capital reserves necessary to purchase MCMI's Contracts on a continual basis. Management's long term goal is to establish: (i) a market for MCMI's Contracts with large financial institutions, pension funds and/or insurance companies; and/or (ii) sufficient lines of credit, thereby reducing the need for individual investors.

     Management will develop a new showroom concept which will be stimulating to the eye as well as the ear. On display will be video monitors replaying segments of movies and comedy stand-up routines, all of which poke fun or in some way humorously relate to the car industry. Intermixed between these segments will be portions of songs and other musical themes about cars, all being played through a computerized sound system. Management will emphasize the car theme in packaging this media by incorporating parts of cars into the display. For example, a video monitor could be installed inside the headlight and grill section of a '55 Chevy and hung from the ceiling. The car buying process then truly becomes a captivating and entertaining experience. Psychological research proves that humor lowers anxiety. By lowering a potential customer's anxiety level, his level of trust rises which increases the chances of selling more cars.

     MCMI currently offers to its customers a five (5) day money back guarantee and a bumper to bumper dealer cost warranty. If a customer does not like the Automobile for any reason, MCMI will give the customer his down payment back less mileage. With the warranty, which lasts for the full length of the financed contract term, MCMI only charges the customer what MCMI paid for the part (no markup). Labor under warranty is currently priced at $22.50 per hour. These features are unmatched in MCMI's market area, and Management believes few if any independent car companies offer these services in other regions of the United States.

     MCMI has implemented strict credit guidelines for its potential customers. MCMI does not utilize loan-to-value ratios in determining credit worthiness. Instead, it scrutinizes a customer's job retention, residence history, debt service requirements, income potential and other similar factors. Because MCMI targets the Non-Prime Consumer, standard loan-to-value ratios are not emphasized.

                                  COMPETITION

     Since the Company intends to purchase all of its Contracts from its Affiliate, MCMI, the Company has no direct competition for such Contracts. However, if MCMI experiences a downturn in its business, becomes insolvent, or goes out of business, or if the common ownership of the Company and MCMI should change for whatever reason, the Company may be forced to pursue other dealerships and/or consumer related businesses to continue its business operations. In such event the Company could encounter significant competition in its market area which competition could have an adverse impact on its financial viability and business operations. (See "RISK FACTORS - Company's Competition and Affiliation.")

     Management estimates that MCMI has 5 major direct competitors in the Non-Prime Market in its existing market area in Southwest Virginia which includes Roanoke City, Salem City, Roanoke County, Botetourt County, Montgomery County and the Town of Vinton. In addition, there are numerous new and used car dealers in the market area in general. Because of the difficulties in ascertaining the sales volume of its competitors, Management is not able to determine its percentage share of the used car market at this time.

     The Non-Prime Market is very fragmented and highly competitive.
Despite significant opportunities, many financial entities, such as banks, savings and loans, credit unions, captive finance companies, and leasing companies, do not consistently provide financing to this market. These organizations, which have consistently serviced the automobile finance business, have migrated toward higher credit quality consumers. The entities which do provide consistent financing for Non-Prime Consumers can be broken into two primary categories: (i) publicly traded specialty automobile finance companies; and (ii) dealers who provide financing programs directly to the consumer. The remainder is comprised of smaller finance organizations that solicit business when their capital resources permit.

     Due to the fact that specialty finance companies must compete with one another for each car dealer's business, the Company believes it has a significant advantage because MCMI will sell its Contracts exclusively to the Company. The dealer who finances his own vehicles and does not sell off his contracts finds himself at a disadvantage due to the substantial amount of capital that the car/finance business requires. These dealers typically do not have large resources of capital and typically sell their vehicles AS/IS without offering any kind of extended service warranty.

     Because of its affiliation with the Company, MCMI anticipates having sufficient capital to implement fresh marketing ideas, provide for a clean atmosphere and retain friendly sales associates which, in turn, will separate it from its competitors. MCMI's dedication to the customer, its exclusive bumper to bumper warranty (which is a dealer cost warranty and lasts for the entire term of the Contract) and its five day money back guarantee will help MCMI, and therefore the Company, to prosper in this large and growing segment of the industry. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "DESCRIPTION OF THE BUSINESS.")


                                   EMPLOYEES

     Currently, the Company and MCMI have eight (8) employees in addition to the two (2) principals who are full-time employees. There are no employment agreements or other similar arrangements with the employees. None of the employees are currently covered by collective bargaining agreements. Management for both corporations believes that its employee relations are satisfactory. (See "MANAGEMENT.")


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


I.   Genesis Financial Group, Inc.
     -----------------------------

     A.  Operating History.  The Company has a minimal operating history to
         -----------------
date. Although the Company and MCMI were incorporated at the same time, the principals of the Company realized that they had to concentrate exclusively on building MCMI's business in the initial years to generate the customer base and sales volume needed to support the financing arm of their used car business. The principals have successfully completed this part of their business plan and now seek to expand their business to incorporate the credit side of the used car industry. By providing customers with well-maintained used cars and favorable credit terms not readily available elsewhere, Management believes the Company and MCMI will become firmly entrenched in its market area. Through the Offering, the Company should become sufficiently capitalized to maintain its market niche.


     B.  Liquidity and Capital Resources.  Although the Company currently has no
         -------------------------------
lines of credit and the availability of credit in the foreseeable future is uncertain, Management believes that the Company will be able to meet its future obligations after the Offering through internally generated funds, primarily the collection of payments due and owing under the Contracts, and/or externally generated funds. However, there is no assurance that such collections will be sufficient to: (i) cover all future obligations of the Company; (ii) purchase Contracts as they arise; and/or (iii) meet the operating needs of MCMI. Under such circumstances, the Company may have to seek additional sources of financing and/or credit which it may not be able to obtain or which may be available only on unfavorable terms.


     The Company will generate revenues from the purchase of Contracts in the following manner. If the Company sells a Note for $5,000.00 and uses the proceeds to purchase a Contract having a principal indebtedness of $8,000.00 (the discounted purchase price) and an interest rate of 20%, the Company will retain the spread on each monthly payment equal to the difference between the principal and interest installments made by the customer under the Contract and the principal and interest installments paid by the Company under the Note.

     C.  Purchase of Contracts from MCMI.  The Company was formed to be the
         -------------------------------
financing arm for the principals' used car business conducted by MCMI. Although the two companies are owned by the same principals and will rely significantly on the successful operations of each other, the companies will operate as separate and distinct entities. MCMI has been successfully operating on its own since its inception. The Company intends to utilize the funds raised from the sale of the Notes to purchase additional Contracts from MCMI as they become available. The Company will purchase such Contracts at a discount of the original face value. (See "DESCRIPTION OF THE SECURITIES.")

     D.  Source of Revenues.  As aforementioned, the Company anticipates
         ------------------
generating the revenues it will need to satisfy its operational needs, including the payment of normal operating costs, such as utilities, rent, payroll, bad debt, repossession costs, debt services, etc., from the sale of its Notes and through the excess funds generated from customer payments under the Contracts. (See "DESCRIPTION OF THE BUSINESS" and "DESCRIPTION OF THE SECURITIES.") Investment and similar income will also be available for such purposes. The Company intends to sell the Notes as Contracts arise from MCMI's business operations. Accordingly, as a general rule, the Company will not incur the debt under the Notes until such time as Contracts become available.


     E.  Factors Affecting Operations.  Currently, the Company will rely
         ----------------------------
exclusively on MCMI to generate the Contracts. If MCMI's volume of business should become stagnant or decrease, or if it should become insolvent, the Company would have to find other sources for such Contracts to continue its business operations. See the section captioned "RISK FACTORS" for a more detailed discussion of the various risks involved regarding the affiliation of MCMI and the Company and the proposed business operations of both entities. In addition, a significant change in the local economy, such as a loss of a major employer, could also adversely impact the Company's business operations if the jobs lost have an inordinate impact on the Non-Prime Consumer workforce. In addition, an increase in interest rates could also impact the Company's viability; however, the Company would not anticipate a significant impact on MCMI's business since the bulk of the Contracts represent the Non-Prime Consumer who, because of his status, is accustomed to paying higher interest rates. Such changes could affect the marketability of the Notes to Investors by reducing their return on borrowed funds used to purchase the Notes or by rendering their investment return less competitive in light of current market rates. (See "RISK FACTORS.")


     F.  Projections.   Management is optimistic about the business
         -----------
opportunities available to the Company and MCMI in the Non-Prime Market. Based upon the growth of MCMI since its inception, Management believes the Company will experience continuous growth as the number of Contracts generated by MCMI increases. The Company's growth and profitability are inextricably interrelated with MCMI's. See the sections captioned "INVESTMENT HIGHLIGHTS" and "DESCRIPTION OF THE BUSINESS" for a more detailed description of the business operations of the Company and MCMI.

                                   PROPERTIES

     The following table describes the principal office and business locations of the Company and MCMI and the monthly rental as of December 31, 1996:

Location                        Description                                         Rent/Month
--------                        -----------                                         ----------
3733 Williamson Road            Service and Collections Lot/1/                          $1,326
Roanoke, Virginia

4206 Williamson Road            Sales Lot and Executive and                             $1,650
Roanoke, Virginia               Administrative Offices for MCMI and the Company/2/

Management projects to open an additional car lot per year for each of the next three years. Rental projections are based on lease rates that are comparable to existing lease agreements.

_______________

/1/  Leased (term expires July 31, 1998; no renewal option)

/2/  Leased (term expires August 31, 1997; unlimited one year renewal options)



                               LEGAL PROCEEDINGS

     Currently, neither Company nor MCMI is a party to any legal proceeding. Although there have been no such proceedings to date, there is no guarantee that such proceedings will not arise in the future in the ordinary course of business, especially with respect to collection efforts necessitated by customer defaults.



                                  MANAGEMENT

A.   Directors
     ---------

     The table below sets forth the name, age, and position of the Company's and MCMI's Directors:


     Directors
     ---------

  Name                            Age   Position/Status
  ----                            ---   ---------------
  Franklin W. Blankemeyer, Jr.     33   Director; 50% Shareholder
  Jeffrey W. Akers                 33   Director; 50% Shareholder



Messrs. Blankemeyer and Akers are the sole shareholders and directors of MCMI and the Company and are serving terms that will expire at the date of the annual shareholders' meeting in 1997.

B.   Officers
     --------


  The table below sets forth the name, age and position of the Company's and MCMI's executive officers:


  Name                            Age        Position/Status
  ----                            ---        ---------------
  Franklin W. Blankemeyer, Jr.    33         President and Secretary
  Jeffrey W. Akers                33         Vice-President and Treasurer


C.  Biographies of Directors and Officers
    -------------------------------------

  Franklin W. Blankemeyer, Jr.  Mr. Franklin W. Blankemeyer,
  ----------------------------
Jr., co-founder and Director of the Company and MCMI, has served as the President and Secretary for both companies since June 1993. Prior to founding the Company, Mr. Blankemeyer was employed by Valleydale Foods, Inc. and Valleydale Packers, Inc. (collectively "Valleydale") and served as plant manager of Valleydale's Salem, Virginia, sales/production facility directing the efforts of 225 employees. Valleydale had annual sales of $40,000,000. Mr. Blankemeyer was with both companies for a total of 8 years. Mr. Blankemeyer also served as program director for Southwestern Virginia's International Trade Association during his employment at Valleydale Packers, Inc. Mr. Blankemeyer graduated from Hampden-Sydney College in 1986, cum laude, with a B.S. in Economics.

  Jeffrey W. Akers.  Mr. Jeffrey W. Akers graduated from
  ----------------
Virginia Tech in 1987 with a B. S. in Civil Engineering. He worked at Richard L. Williams Consulting Engineers as a Project Structural Engineer for three years designing small to medium sized commercial buildings before turning to the field of finance and investments. After two years serving as a Financial Consultant and a training manager for IDS Financial Services (now American Express Financial Advisors) where he qualified for the Mercury Award, presented to the top 20% performers, he founded the Company and MCMI with Franklin Blankemeyer. Mr. Akers is currently a Director and the Vice-President and Treasurer of both companies.

D.  Executive Compensation
    ----------------------

    Compensation of Directors.  Neither the Company's nor MCMI's Board of
    -------------------------
Directors receive any compensation or remuneration of any kind.

The following table sets forth the aggregate annual compensation of the executive officers of MCMI and the Company for the last fiscal year:

                            Principal         Salary/Other      Annual
Name of Officer             Position    Year  Distributions/1/  Compensation
---------------             --------    ----  ----------------  ------------
Franklin W.                 President/  1996      56,472.00          NONE
Blankemeyer, Jr.            Secretary

Jeffrey W. Akers            Vice-       1996      56,472.00          NONE
                            President/
                            Treasurer



(1) The two principal officers received stockholder distributions in the amount of $56,472.00 each during 1996. No bonuses were paid during this time. The Company anticipates implementing a monthly salary in the amount of $2,000.00 for the two principals commencing in 1997, in addition to stockholder distributions.

(2) Neither officer received any other compensation or benefit of any kind during 1996.

  Cash Incentive Compensation.  At the present time there is no management
  ---------------------------
incentive plan or any other type of remuneration or compensation plan benefitting solely the executive officers of MCMI or the Company.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the common stock of the Company as of the Effective Date, (i) by each director and officer, (ii) by each person known by the Company to be the beneficial owner of ten percent or more of the outstanding shares of common stock of the Company, and (iii) by all directors and officers as a group.

     Name and Address         Number of Shares      Percent of
     ----------------           Beneficially        ----------
                                ------------           Class
                                   Owned               -----
                                   -----
  Franklin W.                       10                   50%
  Blankemeyer, Jr.
  Box 21264
  Virginia
  24018

  Jeffrey W. Akers                  10                   50%
  505 24th Street, S.W.
  Roanoke, Virginia
  24014

  Directors and Officers            20                   100%
  as a Group (2 persons)

  Franklin W.
  Blankemeyer, Jr.
  P.O. Box 21264
  Roanoke, Virginia
  24018

  Jeffrey W. Akers
  505 24th Street, S.W.
  Roanoke, Virginia
  24014

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


  Except as specified herein, there are no transactions involving the Company or MCMI in which any director, officer, or shareholder or their spouses or other relatives, have had or will have a direct or indirect material interest. Mr.

Blankemeyer's father and Mr. Akers' mother are current noteholders of MCMI which notes and terms are more particularly described below:

Payee                Original    Date of     Interest     Monthly      Terms      Balance
                     Amount      Note        Rate         Payment                 12/31/96
Mr. Franklin W.      49,500      variable      7%          int.         Demand     49,500
Blankemeyer, Sr.                                           accrues
                     60,961      3/4/94        7%          int.         Demand     60,961
                                                           accrues
                     15,000      4/5/95       15%          int.         24 mos.     9,677
                                                           accrues

Mr. Franklin W.      12,681      variable      0%          N/A          Demand     12,681
Blankemeyer, Sr.

Ms. Nancy Mattox     20,000      11/3/93       7%          $396         60 mos.     8,500

  In addition, Mr. Akers' father is employed by MCMI on a full time basis. Mr. Frank Akers' salary is based entirely on commission and averages $35,000.00 per year.

  Currently, Jeffrey W. Akers is indebted to MCMI in the amount of $4,850.00 representing a cash advance. The debt is evidenced by an unsecured, non-interest` bearing demand note.



                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Magee, Foster, Goldstein & Sayers, P.C.



                                    EXPERTS

  The audited financial statements of Genesis Financial Group, Inc., as of December 31, 1996 and 1995, and for the periods then ended included in this Prospectus have been so included in reliance on the report and authority of Hope Player And Associates, P.C., an expert in auditing and accounting.



                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                                    GLOSSARY

  The following are definitions of certain capitalized terms used in this
Prospectus:

  Affiliate - an affiliate of, or person affiliated with, a specified person shall mean a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the persons specified.

  Automobiles - the used cars, vans, light trucks and other vehicles sold by MCMI from time to time.

  Code - the Internal Revenue Code of 1986, as amended.

  Commission - the Securities And Exchange Commission.

  Company - Genesis Financial Group, Inc., a Virginia corporation.

  Contracts - the Installment Sales Contracts originated by MCMI during the normal course of its business operations of selling Automobiles to the general public, specifically the Non-Prime Consumer.


  Effective Date - the date upon which the registration statement, of which this Prospectus is a part, registering the Notes and filed with the SEC on behalf of the Company is declared effective by the staff of the Commission.

  Exchange Act - The Securities Exchange Act of 1934, as amended.

  Investor(s) - a purchaser of a Note offered by the Company pursuant to the Offering.

  Management - Messrs. Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers.

  MCMI - Mr. Car Man, Inc., a Virginia corporation.

  Non-Prime Consumer - an Automobile buyer with limited access to traditional sources of consumer credit.

  Non-Prime Market - the automobile finance market for Non-Prime Consumers.


  Notes - the $7.5 million of corporate promissory notes offered by the Company to Investors pursuant to the Offering.


  Offering - the offer for sale to Investors by the Company of up to $7,500,000.00 in Notes for the purpose of raising, in the aggregate, $7,500,000.00 in capital which Offering is registered with the Commission on form SB-1.


  Prospectus - the offering document delivered to Investors interested in purchasing the Notes.

  Securities Act - The Securities Act of 1933, as amended.

                            FINANCIAL STATEMENTS
                            --------------------
                                                                           Page
Comparative Financial Statements for
 Genesis Financial Group, Inc. and Mr. Car Man, Inc.

Comparative Balance Sheets for Genesis Financial Group, Inc. as of
 December 31, 1993, 1994, 1995 and 1996                                     F-1

Comparative Income Statements for Genesis Financial Group, Inc.
 for periods ended December 31, 1993, 1994, 1995 and 1996                   F-2

Comparative Balance Sheets for Mr. Car Man, Inc. as of
 December 31, 1993, 1994, 1995 and 1996                                     F-3

Comparative Income Statements for Mr. Car Man, Inc. for
 periods ended December 31, 1993, 1994, 1995 and 1996                       F-4

Audited Financial Statements of Genesis Financial Group, Inc.
 December 31, 1996 and 1995                                                 F-5

 Report of Independent Auditors                                             F-6

 Balance Sheets as of December 31, 1996 and 1995                            F-7

 Statements of Income and Retained Earnings
  for years ended December 31, 1996 and 1995                                F-8

 Statement of Cash Flow for years ended December 31,1996 and 1995           F-9

 Notes to Financial Statements                                             F-10

 Financial Statements for Mr. Car Man, Inc.
 December 31, 1996 and 1995

 Report of Independent Auditors                                            F-11

 Balance Sheets as of December 31, 1996 and 1995                           F-12

 Statements of Income and Retained Earnings for years ended
  December 31, 1996 and 1995                                               F-13

 Statements of Cash Flows for years ended December 31, 1996 and 1995       F-14

 Notes to Financial statements                                             F-15

                             FINANCIAL STATEMENTS
                             --------------------
                                  (Continued)
                                  -----------

                                                                       Page
                                                                       ----
Projected Financial Statements for Genesis Financial Group, Inc.
 and Mr. Car Man, Inc.                                                 F-16

Projected Balance Sheets for Genesis Financial Group, Inc. as of
 Years One and Two                                                     F-19

Projected Income Statements for Genesis Financial Group, Inc.
 for the Periods Ended Years One and Two                               F-20

Summary of Significant Projection Assumptions
 for Genesis Financial Group, Inc. Years One and Two                   F-21

Projected Balance Sheets for Mr. Car Man, Inc. as of
 Years One and Two                                                     F-23

Projected Income Statements for Mr. Car Man, Inc.
 for the Periods Ended Years One and Two                               F-24

Summary of Significant Projection Assumptions
 for Mr. Car Man, Inc. Years One and Two                               F-25

                         GENESIS FINANCIAL GROUP, INC.
                          COMPARATIVE BALANCE SHEETS
                              AS OF DECEMBER 31,


                                1993      1994       1995          1996
                              UNAUDITED  UNAUDITED  AUDITED       AUDITED
     Assets
     ------
Current assets
 Cash                         $     50          -        -            -
                                 -----       ------    ------      ------

     Total current assets           50          -        -            -

Organization costs, net            401          315       229         143
                                 -----       ------    ------      ------

     Total assets                  451          315       229         143
                                 =====       ======    ======      ======

  Liabilities and Stockholders' Equity
  ------------------------------------

Loans from stockholders          9,224        9,174     9,174      11,600

Stockholders' equity
 Common stock, no par value,
 20 shares issued and 100
 shares authorized               2,000        2,000     2,000       2,000
Retained earnings              (10,773)     (10,859)  (10,945)    (13,457)
                                ------       ------    ------      ------

                               ( 8,773)     ( 8,859)  ( 8,945)    (11,457)
                                ------       ------    ------      ------
Total liabilities and
 stockholders' equity         $    451          315       229         143
                               =======       ======    ======      ======

                         GENESIS FINANCIAL GROUP, INC.
                         COMPARATIVE INCOME STATEMENTS
                          PERIODS ENDED DECEMBER 31,

                                1993      1994       1995          1996
                              UNAUDITED  UNAUDITED  AUDITED       AUDITED
 Revenues, net           $     -            -         -             -

     Expenses
Advertising                      566        -         -             2,000
Education                      8,066        -         -             -
Supplies                         470        -         -             -
Telephone                        731        -         -               376
Miscellaneous                    789        -         -                50
Meals                            122        -         -             -
Amortization                      29         86        86              86
                              ------       ----      ----           -----

     Total expenses           10,773         86        86           2,512
                              ------       ----      ----           -----

Net loss                $    (10,773)     (  86)    (  86)         (2,512)
                              ======       ====      ====           =====

                               MR. CAR MAN, INC.
                          COMPARATIVE BALANCE SHEETS
                              AS OF DECEMBER 31,

                                                      1993            1994           1995         1996
                                                    UNAUDITED       UNAUDITED       AUDITED     UNAUDITED
     Assets
     ------

Current assets
 Cash                                               $  15,485         11,581         52,037        92,670
 Accounts receivable, trade                            19,784         74,187        162,873       319,860
 Accounts receivable,
  related party                                         2,200         12,983         11,447         5,345
 Inventory                                             18,844         26,152        132,936       207,901
                                                    ---------       --------        -------       -------

     Total current assets                              56,313        124,903        359,293       625,776

Fixed assets, net                                       3,131          7,245         29,529        36,609

Other assets                                            1,750          1,750          4,201         4,455
                                                    ---------       --------        -------       -------

     Total assets                                      61,194        133,898        393,023       666,840
                                                    =========       ========        =======       =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
 Accounts payable                                       1,283              -          1,332         7,196
 Accrued expenses                                           -          5,809          7,732         7,732
 Current portion
  long-term debt                                            -         26,555         72,764        87,933
                                                    ---------       --------        -------       -------

     Total current liabilities                          1,283         32,364         81,828       102,861

Long-term debt                                         72,000        134,086        152,725       163,122

Accrued interest payable                                    -              -          5,809        13,541

Stockholders' equity
 Common stock, no par value,
  20 shares issued and
  100 shares authorized                                   100         20,100         20,100        20,100
 Retained earnings                                   ( 12,189)      ( 52,652)       132,561       367,216
                                                      -------        -------        -------       -------

     Total stockholders' equity                      ( 12,089)      ( 32,552)       152,661       387,316
                                                      -------        -------        -------       -------
     Total liabilities and
      stockholders' equity                          $  61,194        133,898        393,023       666,840
                                                    =========       ========        =======       =======

                               MR. CAR MAN, INC.
                         COMPARATIVE INCOME STATEMENTS
                        FOR PERIODS ENDED DECEMBER 31,

                                1993            1994           1995           1996
                              UNAUDITED      UNAUDITED       AUDITED       UNAUDITED
Revenues, net                 $ 120,392        559,637      1,135,664      1,994,475
Cost of merchandise sold         92,265        456,841        713,182      1,324,202
                              ---------       --------      ---------      ---------

                                 28,127        102,796        422,482        670,273
Expenses
 Salaries and wages                   -              -              -         97,385
 Advertising                      8,712         23,267         42,781         48,656
 Legal and professional           1,476         15,825         24,963         16,346
 Rent                             6,250         15,896         23,645         38,681
 Telephone and utilities          2,321          7,155         12,845         21,758
 Supplies                         2,121          9,177         10,365         11,108
 Outside services                   536          2,253          8,066          6,329
 Collection costs                     -              -          7,201         16,647
 Bad debt expense                     -              -          6,794          1,744
 Travel and entertainment           110          6,027          6,412          5,694
 Repairs and maintenance          3,366          1,321          2,801            218
 Taxes - other                    2,409          5,512          4,506          7,118
 General insurance                  888          3,210          4,571          8,822
 Office expense                   2,659          5,253          3,580          4,100
 Education                        5,709          8,981          2,558          2,118
 Miscellaneous                    1,167          6,254          3,790         10,381
 Depreciation and
  amortization                      198            507          2,533          4,881
                              ---------       --------      ---------      ---------

                                 37,922        110,638        167,411        301,986
                              ---------       --------      ---------      ---------

Income (loss) from
 operations                    (  9,795)      (  7,842)       255,071        368,287

Interest expense               (  2,394)      ( 13,775)      ( 31,328)      ( 25,999)
Other income                          -              -              -          5,311
                              ---------       --------      ---------      ---------

     Net income               $( 12,189)      ( 21,617)       223,743        347,599
                                =======        =======        =======        =======

                         GENESIS FINANCIAL GROUP, INC.

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995

                      (WITH INDEPENDENT AUDITORS' REPORT)

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors
Genesis Financial Group, Inc.


We have audited the accompanying balance sheet of Genesis Financial Group, Inc. as of December 31, 1995 and 1996, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Financial Group, Inc. as of December 31, 1995 and 1996, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

HOPE PLAYER AND ASSOCIATES, P.C.


Roanoke, Virginia
March 6, 1997

                         GENESIS FINANCIAL GROUP, INC.

                                Balance Sheets

                          December 31, 1996 and 1995



                                                1996       1997
                                                ----       ----
   Assets
   ------
Current assets
 Cash                                       $    -         -
                                               ------     ------

   Total current assets                          -         -

Organization costs, net                           143        229
                                               ------     ------

   Total assets                                   143        229
                                               ======     ======

   Liabilities and Stockholders' Equity
   ------------------------------------

Loans from stockholders                        11,600      9,174

Stockholders' equity
 Common stock, no par value, 20 shares
  issued and 100 shares authorized              2,000      2,000
 Retained earnings                            (13,437)   (10,945)
                                               ------     ------

                                              (11,457)   ( 8,945)
    Total liabilities and
     stockholders' equity                   $     143        229
                                               ======     ======


The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

               Statements of Income and Retained Earnings Years

                       Ended December 31, 1996 and 1995



                                   1996       1995
                                   ----       ----
Revenues, net                   $   -          -

Expenses
 Advertising                        2,000      -
 Education                          -          -
 Supplies                           -          -
 Telephone                            376
 Miscellaneous                         50
 Meals                              -          -
 Amortization                          86        86
                                   ------    ------

   Total expenses                   2,512        86
                                   ------    ------

   Net loss                       ( 2,512)  (    86)

Retained earnings, beginning      (10,945)  (10,859)

Retained earnings, ending       $ (13,457)  (10,945)
                                   ======    ======


The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 1995 and 1996


                                                          1996     1995
                                                          ----     ----

Cash flows from operating activities
 Net income  (loss)                                    $ (2,512)  (   86)
 Adjustments to reconcile net income to net cash
   provided by operating  activities
  Depreciation and amortization                              86       86
                                                          -----    -----

    Net cash provided (used) by operating activities     (2,426)      -

Cash provide by financing activities
 Increase in loans from stockholders                      2,426       -
                                                          -----    -----

Cash at beginning of year                                  -          -
                                                          -----    -----

Cash at end of year                                    $   -          -
                                                          =====    =====



The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995


Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business
          -----------------------

          Genesis Financial Group, Inc. (Genesis) was formed to provide centralized funding, receivables, management, and collection services for installment sales contracts originated by Mr. Car Man, Inc.
          (MCMI), an affiliated company, from the sale of used automobiles, van, light trucks and other vehicles. MCMI sells used automobiles to individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. As of the date of these financial statements, Genesis has a limited operating history.

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all unrestricted highly liquefied investments with an initial maturity of three months or less to be cash equivalents.

          Income Taxes
          ------------

          The Company had originally elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, Genesis does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits. Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation.


Note 2.   RELATED PARTY TRANSACTIONS

          Notes payable to stockholders as of December 31, 1995 and 1996 represents amounts advanced by stockholders to fund initial working capital requirements. The loans are due on demand and bear no interest.

                         INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Mr. Car Man, Inc.


We have audited the accompanying balance sheet of Mr. Car Man, Inc. as of December 31, 1995, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mr. Car Man, Inc. as of December 31, 1995, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

HOPE PLAYER AND ASSOCIATES, P.C.



Roanoke, Virginia
March 22, 1996

                               MR. CAR MAN, INC.

                                Balance Sheets

                          December 31, 1996 and 1995

                                                                                 1996      1995
                                                                               ---------  -------
                                                                               UNAUDITED  AUDITED
     Assets
     ------

Current assets
 Cash                                                                           $ 92,670   52,037
 Accounts receivable, trade                                                      319,860  162,873
 Accounts receivable, related party                                                5,345   11,447
 Inventory                                                                       207,901  132,936
                                                                                --------  -------

     Total current assets                                                        625,776  359,293

Fixed assets, net (Notes 2 and 3)                                                 36,609   29,529
Other assets                                                                       4,455    4,201
                                                                                --------  -------

     Total assets                                                                666,840  393,023
                                                                                ========  =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
 Accounts payable trade                                                            7,196    1,332
 Accrued expenses                                                                  7,732    7,732
 Current portion long-term debt                                                   87,933   72,764
                                                                                --------  -------

     Total current liabilities                                                   102,861   81,828

Long-term debt (Notes 3 and 5)                                                   163,122  152,725
Accrued interest payable                                                          13,541    5,809
Commitments and contingencies (Note 5)

Stockholders' equity
 Common stock, no par value, 20 shares
  issued and 100 shares authorized                                                20,100   20,100
 Retained earnings                                                               367,216  132,561
                                                                                --------  -------

                                                                                 387,316  152,661
                                                                                --------  -------

     Total liabilities and stockholders' equity                                 $666,840  393,023
                                                                                ========  =======

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                  Statements of Income and Retained Earnings

                    Years Ended December 31, 1996 and 1995

                                      1996          1995
                                  ------------  ------------
                                   UNAUDITED      AUDITED
Revenues, net                     $ 1,994,475     1,135,664
Cost of merchandise sold            1,324,202       713,182
                                   ----------     ---------
     Gross profit                     670,273       422,482

Expenses
 Salaries and wages                    97,385             -
 Advertising                           48,656        42,781
 Legal and professional                16,346        24,963
 Rent                                  38,681        23,645
 Telephone and utilities               21,758        12,845
 Supplies                              11,108        10,365
 Outside services                       6,329         8,066
 Collection costs                      16,647         7,201
 Bad debt expense                       1,744         6,794
 Travel and entertainment               5,694         6,412
 Repairs and maintenance                  218         2,801
 Taxes - other                          7,118         4,506
 General insurance                      8,822         4,571
 Office expense                         4,100         3,580
 Education                              2,118         2,558
 Miscellaneous expense                 10,381         3,790
 Depreciation and amortization          4,881         2,533
                                   ----------     ---------
                                      301,986       167,411
                                   ----------     ---------
     Income from operations           368,287       255,071

Interest expense                   (   25,999)    (  31,328)
Other income                            5,311             -
                                   ----------     ---------
                                   (   20,688)    (  31,328)
                                   ----------     ---------

     Net income                       347,599       223,743

Retained earnings, beginning          132,561     (  52,652)
Less shareholder distributions     (  112,944)    (  38,530)
                                   -----------    ---------

Retained earnings, ending          $  367,216       132,561
                                   ==========     =========

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 1996 and 1995

                                                             1996         1995
                                                          -----------  ----------
                                                           UNAUDITED     AUDITED
Cash flows from operating activities
 Net income                                                $ 347,599     223,743
 Adjustments to reconcile net income to net cash
   provided by operating activities
  Depreciation and amortization                                4,881       2,533
  Bad debt expense                                             1,744       6,794
  (Increase) decrease in:
   Trade accounts receivable                                (156,987)   ( 88,686)
   Inventories                                              ( 74,965)   (106,784)
  Increase (decrease) in:
   Trade accounts payable                                      5,864       1,332
   Accrued liabilities                                         7,732       7,732
                                                           ---------    --------

     Net cash provided (used) by operating activities        135,868      46,664

Cash flows from investing activities
 Purchases of property and equipment                       (  11,960)   ( 24,817)
 Loans made to related party                                       -    (  5,997)
 Payments received loans to related
  party, net of advances                                       4,358         739
 Increase in refundable deposits                           (     254)   (  2,451)
                                                           ---------    --------

     Net cash provided (used) by investing activities      (   7,856)   ( 32,526)

Cash flows from financing activities
 Proceeds from notes payable                                  58,048      78,315
 Principal repayment notes payable                         (  32,483)   ( 13,467)
 Distributions to shareholders                             ( 112,944)   ( 38,530)
                                                           ---------    --------

     Net cash provided (used) by financing activities      (  87,379)     26,318
                                                           ---------    --------

     Net increase in cash                                     40,633      40,456

Cash at beginning of year                                     52,037      11,581
                                                           ---------    --------

Cash at end of year                                        $  92,670      52,037
                                                           =========    ========

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business
          -----------------------

          Mr. Car Man, Inc. sells used automobiles and provides financing to its buyers. MCMI's customer base primarily consists of individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. The financing contracts are generally sold to third party investors.

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all unrestricted highly liquefied investments with an initial maturity of three months or less to be cash equivalents.

          Revenue Recognition
          -------------------

          Revenue is recognized at time of sale. For company provided financing, interest income on outstanding balance is recognized when earned. Proceeds received from financing contracts sold reduce the outstanding receivable balance.

          Inventory
          ---------

          Inventory is recorded at historical cost plus cost of repairs, if required. Cost of sales is determined on a specific identification method. Repossessions are recorded at the lower of cost or market.

          Fixed Assets
          ------------

          Fixed assets are carried at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method of depreciation for financial reporting purposes. The average estimated useful lives of the principal property categories are summarized as follows:

          Furniture and fixtures          7 years
          Machinery and equipment        10 years
          Leasehold improvements         30 years

          The modified accelerated cost recovery system is used for federal income tax purposes. Repairs and maintenance costs are charged to expense as incurred.

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Income Taxes
          ------------

          The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits.

          Warranty Costs
          --------------

          The Company provides for warranty costs as products are repaired.

Note 2.   FIXED ASSETS, NET

          Fixed assets as of December 31, 1996 and 1995 are summarized by major category as follows:

                                                                           1996      1995
                                                                           ----      -----
          Leasehold improvements                                         $  8,983     8,983
          Furniture and equipment                                          18,688     9,776
          Assets under capital lease                                       17,335    14,287
                                                                         --------   -------

                                                                           45,006    33,046
          Less accumulated depreciation
           and amortization                                               ( 8,397)  ( 3,517)
                                                                         --------   -------

                                                                         $ 36,609    29,529
                                                                         ========   =======

Note 3.   LONG-TERM DEBT

          As of December 31, 1996 and 1995, long-term debt is summarized as follows:

                                                                           1996      1995
                                                                           -----     ----
          Notes payable to individuals
          due on demand; interest payable
          monthly at varying interest
          rates, unsecured                                               $ 20,000    55,000

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 3.   LONG-TERM DEBT (Continued)

          Note payable to individual due on
          demand; no interest; secured by
          inventory                                30,000      -

          Notes payable to individuals
          due on demand after December 31,
          1997; interest accrued and
          payable at time of demand               123,142    123,142

          Obligations under capital
          leases due in monthly
          installments of $575 including
          interest ranging from 12% to
          3.6%                                     10,007     11,597

          Notes payable to individuals
          due in monthly installments of
          $3,203 including interest ranging
          from 7% to 15%, maturities up
          to March, 2000; unsecured                44,466     35,750

          Note payable to individual due in
          monthly installments of $899
          including interest at 25%; secured
          by installment obligations               23,440      -
                                                ---------   --------

                                                  221,055    225,489
          Less current portion                   ( 87,933)  ( 72,764)
                                                ---------    -------

          Total long-term debt                  $ 163,122    152,725
                                                =========    =======

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 3.   LONG-TERM DEBT (Continued)

          Annual maturities of long-term debt including capitalized leases are as follows:

          Year Ending
          December 31,
          ------------
              1997                                          $   87,933
              1998                                              24,033
              1999                                             135,960
              2000                                               3,129
                                                               -------

                                                            $  251,055
                                                               =======

Note 4.   LEASES

          The Company leases certain building and equipment under noncancellable operating leases. Lease terms range from three to five years. The following is a schedule of future minimum lease payments required under the operating leases as of December 31, 1996:

          Year Ending
          December 31,
          ------------
              1997                                          $   32,174
              1998                                              11,636
                                                                ------

                                                            $   43,810
                                                                ======

          Rental expense recorded for the year ended December 31, 1996 and 1995 was $36,212 and $23,645, respectively.


Note 5.   RELATED PARTY TRANSACTIONS

          Notes payable to related parties as of December 31, 1996 and 1995 includes loans from stockholders and their family members totaling $177,572 and $164,424, respectively. Certain loans accrue at various interest rates with principal and interest due on demand. Certain other loans are amortized monthly with maturities up to March, 2000. Also as of December 31, 1996, there is an outstanding receivable from a stockholder of $5,120.

                         GENESIS FINANCIAL GROUP, INC.
                           PROJECTED BALANCE SHEETS
                               YEARS ONE AND TWO
                                  (UNAUDITED)


                                                 YEAR             YEAR
                                                  ONE             TWO
     Assets
     ------
Current assets
 Cash                                      $      3,505           224,266
 Accounts receivable                          1,089,249         3,356,238
 Reserve for bad debts                       (   65,480)       (  341,869)
                                              ---------         ---------

     Total current assets                     1,027,274         3,238,635

Fixed assets, net                                 -                20,000

Organization costs, net                              57             -
                                              ---------         ---------
     Total assets                             1,027,331         3,258,635
                                              =========         =========

     Liabilities and Stockholders' Equity
     ------------------------------------

Long-term debt                                1,049,964         3,164,866

Stockholders' Equity
 Common stock no par value,
 20 shares issued and
 100 shares authorized                            2,000             2,000
Retained earnings
(deficit)                                    (   24,633)           91,769
                                              ---------         ---------

                                             (   22,663)           93,769
                                              ---------         ---------

Total liabilities and
 Stockholders' Equity                      $  1,027,331         3,258,635
                                              =========         =========


                    (See Summary of Significant Assumptions)

                         GENESIS FINANCIAL GROUP, INC.
                          PROJECTED INCOME STATEMENTS
                               YEARS ONE AND TWO
                                  (UNAUDITED)


                                                   YEAR
                                                   ONE             TWO
Revenues, net                                  $  322,677        1,202,034

Interest expense                                   90,329          373,146
                                                 --------        ---------

     Gross profit                                 232,348          828,888

     Expenses

Personnel                                          60,000          120,000
Occupancy                                           -               12,000
Legal and professional                             10,000           15,000
Bad debt                                           65,480          276,389
Collection costs                                   12,770           39,400
Commissions                                        75,000          150,000
Other expenses
 Insurance                                          3,000            6,000
 Travel and entertainment                           7,500           11,250
 Office expenses                                   10,000           15,000
 Telephone                                          2,500            5,000
 Depreciation and amortization                         86            5,057
                                                 --------        ---------

     Total expenses                               246,336          655,096
                                                 --------        ---------

Income (loss) before taxes                       ( 13,988)         173,792

Income taxes                                     (  2,812)          57,390
                                                 --------        ---------

     Net income (loss)                         $ ( 11,176)         116,402
                                                 ========        =========



                   (See Summary of Significant Assumptions)

                         GENESIS FINANCIAL GROUP, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO


The financial projection is based on subscribing an offering of $7.5 million in promissory notes by the end of year two, and presents to the best of management's knowledge and belief, a summary of the Company's expected results of operations and changes in financial position for the projection period, if such funds are obtained. Accordingly, the projection reflects its judgement, as of June 16, 1997, the date of this projection, of the expected conditions and its expected course of action if the financing were obtained. The presentation is designed to provide information to potential lenders and investors concerning results if the funds were obtained and should not be considered to be a presentation of expected future results. Accordingly, this presentation may not be useful for other purposes. The assumptions disclosed herein are those management believes are significant to the projections. Even if funds are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

Genesis Financial Group, Inc. (Genesis) was formed to provide centralized funding, receivables, management, and collection services for installment sales contracts originated by Mr. Car Man, Inc. (MCMI), an affiliated company, from the sale of used automobiles, vans, light trucks and other vehicles. MCMI sells used automobiles to individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. As of the date of these financial statements, Genesis has a limited operating history.

Income Taxes
------------

The Company had originally elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, Genesis does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits. Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation.

                         GENESIS FINANCIAL GROUP, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS

Note A.   REVENUES

          The Company expects to purchase installment sales contracts from its affiliated company, Mr. Car Man, Inc. (MCMI) in amounts of $3,000,000 and $4,500,000, in years one and two, respectively. Interest income will be recorded as revenue as earned, and other revenues will be recognized as received. Bad debt expense is estimated based on a percentage of ending accounts receivable.


Note B.   FIXED ASSETS

          In year two, management plans to establish a separate office for the Company operations. Depreciation expense is calculated based on the assets estimated useful life of five years.


Note C.   NOTES PAYABLE

          The notes payable are anticipated to be subscribed over years one and two, in the amounts of $3,000,000 and $4,500,000, respectively. These projections include interest expense calculations based on an 18% interest rate, assuming an equal amount of new notes on a monthly basis, with the first payment to be made in the first month following the issuance of the notes.


Note D.   EXPENSES

          The Company will be come fully operational in year one upon receipt of initial funds under the offerings of $7.5 million in notes. The expenses represent management's estimate of the costs to operate and expand the business of Genesis Financial Group, Inc.

Note E.   INCOME TAX

          State and federal income taxes are calculated at current tax rates, and are assumed to be paid during the year for each of the years presented.

                                 MR. CAR MAN, INC.
                            PROJECTED BALANCE SHEETS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                                    YEAR       YEAR
                                                     ONE        TWO
     Assets
     ------

Current assets
 Cash                                              $412,246  1,005,576
 Accounts receivable, trade                         255,888    204,710
 Inventory                                          257,901    357,901
                                                   --------  ---------

     Total current assets                           926,035  1,568,187

Fixed assets, net                                    28,609     41,609

Other assets, net                                     4,455      4,455
                                                   --------  ---------

     Total assets                                   959,099  1,614,251
                                                   ========  =========

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
 Current portion long-term debt                      24,033    135,960
                                                   --------  ---------

Total current liabilities                            24,033    135,960

Long-term debt                                      139,089      3,129

Stockholders' equity
 Common stock, no par value,
  20 shares issued and
  100 shares authorized                              20,100     20,100
 Retained earnings                                  775,877  1,455,062
                                                   --------  ---------

Total stockholders' equity                          795,977  1,475,162
                                                   --------  ---------

     Total liabilities and
      stockholders' equity                         $959,099  1,614,251
                                                   ========  =========

                   (See Summary of Significant Assumptions)

                               MR. CAR MAN, INC.
                          PROJECTED INCOME STATEMENTS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                  YEAR        YEAR
                                   ONE         TWO
Revenues, net                   $1,750,400  3,500,800
Cost of merchandise sold         1,095,436  2,450,160
                                ----------  ---------

    Gross profit                   654,964  1,050,640

Expenses
 Personnel                          20,000     32,000
 Occupancy                          46,900     70,350
 Advertising                        50,000     75,000
 Legal and professional             24,000     36,000
 Other expenses
   Dues and fees                     1,478      2,217
   Education                         2,557      3,836
   Insurance                         5,000      7,500
   Miscellaneous                     8,500     12,750
   Operating supplies                6,400      9,600
   Office supplies                   6,400      9,600
   Outside services                 14,900     22,350
   Office expense                    2,668      4,002
   Repairs and maintenance           8,500     12,750
   Supplies                          6,400      9,600
   Taxes - other                     4,600      6,900
   Telephone                         9,000     13,500
   Travel and entertainment          5,000      7,500
   Meals                             4,000      6,000
   Depreciation expense              8,000     12,000
                                ----------  ---------

     Total expenses                234,303    353,455
                                ----------  ---------

Income from operations             420,661    697,185

Interest expense                    12,000     18,000
                                ----------  ---------

     Net income                 $  408,661    679,185
                                ==========  =========

                   (See Summary of Significant Assumptions)

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO


The financial projection is based on subscribing an offering of $6 million in promissory notes and $1.5 million in installment sales contracts by the end of year two, and presents to the best of management's knowledge and belief, a summary of the Company's expected results of operations and changes in financial position for the projection period, if such funds are obtained. Accordingly, the projection reflects its judgement, as of March 10, 1997, the date of this projection, of the expected conditions and its expected course of action if the financing were obtained. The presentation is designed to provide information to potential lenders and investors concerning results if the funds were obtained and should not be considered to be a presentation of expected future results. Accordingly, this presentation may not be useful for other purposes. The assumptions disclosed herein are those management believes are significant to the projections. Even if funds are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

Mr. Car Man, Inc. sells used automobiles and provides financing to its buyers. MCMI's customer base primarily consists of individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. The financing contracts have historically been sold to third party investors. These projected financial statements reflect sales primarily to Genesis Financial Group, Inc., an affiliated company.

Revenue Recognition
-------------------

Revenue is recognized at time of sale. For company provided financing, interest income on outstanding balance is recognized when earned. Proceeds received from financing contracts sold reduce the outstanding receivable balance.

Inventory
---------

Inventory is recorded at historical cost plus cost of repairs, if required. Cost of sales is determined on a specific identification method. Repossessions are recorded at the lower of cost or market.

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)


Fixed Assets
------------

Fixed assets are carried at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method of depreciation for financial reporting purposes. The average estimated useful lives of the principal property categories are summarized as follows:

Furniture and fixtures          7 years
Machinery and equipment        10 years
Leasehold improvements         30 years

The modified accelerated cost recovery system is used for federal income tax purposes. Repairs and maintenance costs are charged to expense as incurred.

Income Taxes
------------

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits.

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS

Note A.   REVENUES, NET

          The Management of Mr. Car Man, Inc. expects to sell installment sales contracts to its affiliated company, Genesis Financial Group, Inc. (Genesis) in amounts of $1,166,664 and $2,666,664 in years one and two, respectively. Sales for each year include $333,334 in installment sales contracts which will be sold to investors through an offering to the general public by Genesis.


Note B.   COST OF SALES

          Cost of sales is expected to increase as the amount of sales increases. The margins are projected to improve over historical levels due to the increased volume.

          Management anticipates opening a new car lot in years one and two which is estimated to require a base inventory of $100,000 per lot.

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)


Note C.   FIXED ASSETS

          Management anticipates opening a new car lot in years one and two at an estimated cost of $25,000 in additional fixed assets per car lot. Depreciation expense is calculated based on the assets' estimated useful life of five years.


Note D.   EXPENSES

          Operating expenses are expected to increase as revenues increase due to additional requirements of personnel and occupancy costs to support the new proposed car lot and increased expenses due to increased volume.


Note E.   INCOME TAX

          There is no provision for income tax expense in these financial statements because Mr. Car Man, Inc. is an S Corporation, and the stockholders have elected to report the taxable income or loss on their individual returns.

                                 APPENDIX "A"

                                Promissory Note
                                ---------------

                                PROMISSORY NOTE
                                ---------------


$_____________   Roanoke, Virginia      Date: __________, 199__



     FOR VALUE RECEIVED, Genesis Financial Group, Inc., a Virginia corporation, promises to pay, without offset, to the order of ______________________ ("Payee") the principal sum of ____________ Dollars ($___________________)
together with interest on the unpaid balance from time to time remaining at the annual rate of eighteen percent (18%). Principal and interest shall be due and payable in equal monthly installments, commencing ____________, 199__ and on the first day of each month thereafter until _______________, _____, when the entire aggregate principal amount and accrued but unpaid interest shall be due and payable. Notwithstanding the foregoing, the initial installment of principal and interest may be different to reflect the additional interest that may accrue before the initial payment is due.

     Interest shall accrue on a 30/360 day basis. Each payment shall be applied first to interest then accrued, and the balance shall be credited to principal.

     Principal and interest are payable at such place as the holder hereof may designate in writing.

     If any payment herein provided for is not made within ten (10) days of the date when due, then before having recourse with respect to such nonpayment, the holder hereof shall give notice to the maker hereof of such nonpayment, and if the delinquent payment specified in such notice is not made within thirty (30) days of the effective date of such notice then the entire, unpaid principal sum evidenced by this note and all accrued, but unpaid interest shall at the option of the holder become immediately due and payable. No failure of the holder to exercise the right of accelerating the maturity of this indebtedness and no indulgence or forbearance granted from time to time shall be construed as a waiver of such right of acceleration or estop the holder from exercising such right at any time.

     Any notice required or desired to be given hereunder shall be in writing and shall be delivered by hand, or by U. S. certified mail and shall be properly addressed with sufficient postage delivery charge prepaid as follows:

          If to maker:    Genesis Financial Group, Inc.
                          c/o Jeffrey W. Akers
                          4206 Williamson Road
                          Roanoke, Virginia  24012

          If to holder:   ________________________________

                          ________________________________

                          ________________________________

Any such notice shall be effective when actually received by the party to whom addressed. Either party may change its effective address by notice to that effect to the other party.

Notwithstanding any other provision of this note to the contrary, the holder hereof or his assignee or transferee or any other person from time to time entitled to receive payment hereunder, as the case may be, shall look solely to the assets of the maker of this note, both real and personal, in satisfaction of each and every obligation hereunder; in no event shall the officers or directors of maker have personal liability with respect to this obligation or any other obligation of maker.

     The maker and endorsers, guarantors and others from time to time obligated hereunder hereby severally waive and renounce the benefit of homestead and all other exemption rights as against this indebtedness or any renewal or extension hereof; and further waive demand, protest, notice of protest, presentment for payment, notice of dishonor and all defenses on the ground of extension of time for payment hereof.

     The maker hereof reserves the right to prepay the indebtedness evidenced hereby, in whole or in part, at any time or from time to time without penalty.

     Notwithstanding anything herein to the contrary, this Note shall be subject to the terms and conditions set forth in that certain Indenture issued to the Payee hereof to which Indenture reference is hereby made for a more detailed explanation of the additional obligations and responsibilities of the maker hereof and the additional rights of the holder.

     This note shall be governed and construed in all respects and enforced according to the laws of the Commonwealth of Virginia.

     IN WITNESS WHEREOF, the undersigned has caused this note to be executed as of the day and year first above set forth.

                                Genesis Financial Group, Inc.,
                                a Virginia Corporation

                                By: _______________________________


                                Its: ______________________________

                                 APPENDIX "B"

                              Subscription Letter
                              -------------------

                              SUBSCRIPTION LETTER
                              -------------------

Genesis Financial Group       Total Offering:          $7,500,000
4206 Williamson Road
Roanoke, Virginia 24012       Type of Investment       3 1/2 Year
                              Offered:                 Promissory
                                                       Notes

                              Initial Minimum
                              Investment:              $10,000.00

                              Total Investment:        $____________

                              Commencement Date
                              of Offering:             July ___, 1997


Gentlemen:

     This letter is furnished to Genesis Financial Group, a Virginia corporation, ("Corporation"), in connection with the investment by the undersigned on this date in the amount shown above for the acquisition of one or more unsecured corporate promissory notes amortized over a three and one-half (3 1/2) year period at 18% per annum. In conjunction herewith, the undersigned hereby delivers his check, payable to the Corporation, in the amount equal to the total investment shown above.


     The undersigned hereby understands that the Notes have been registered under the Securities Act of 1933 ("1933 Act") and that the Corporation reserves the right, in its sole discretion, to reject any subscription at any time. The Corporation intends to sell to investors up to $7,500,000.00 in Notes. If not sooner terminated by the Corporation, this offering will terminate on the second anniversary date of the Effective Date of the Registration Statement. The undersigned understands there is no minimum offering amount required to be received before the Corporation may fully utilize the undersigned's funds. In conjunction with the offering, the undersigned agrees to execute the Power of Attorney form delivered with this Letter.

Nature, Type And Return On Investment
-------------------------------------

     The undersigned understands that the Corporation is in the business of purchasing at a discount some or all of the Retail Installment Sales Contracts ("Contracts") generated by its affiliate, Mr. Car Man, Inc. ("MCMI"), from time to time as they arise during the course of its normal business operations of selling used vehicles.

     The initial minimum investment is one Note for $10,000.00. Thereafter, the undersigned may purchase additional Notes in increments of $2,500.00. Interest shall accrue at the rate of 18% per annum, and the Notes shall be amortized on a 3 1/2 year basis. Principal and interest shall be payable on a monthly basis as provided for in the Notes.

     The undersigned acknowledges and understands that the Notes are unsecured and that the success of the Corporation's business depends upon the creation by MCMI of new sale transactions on a continual basis. The Corporation reserves the right at any time and from time to time to prepay, in whole or in part, any Note without penalty.

Indenture
---------


     The Notes offered by the Corporation will be issued pursuant to and subject to the terms of that certain Indenture agreement executed by the Corporation in conjunction with this offering. The Indenture is required under the Trust Indenture Act of 1939 and imposes additional obligations on the Corporation in issuing the Notes and servicing its debt obligations thereunder. A copy of the Indenture will be provided to each investor to which document reference is hereby made.

Receipt And Review Of Information
---------------------------------

     The undersigned acknowledges receipt of the Corporation's Prospectus filed with the Securities And Exchange Commission, a copy of the form Note, a copy of the Indenture, and a Subscriber Information Schedule ("Schedule"). In addition, the undersigned hereby acknowledges that he, or his investment advisor, has had the opportunity to ask questions of the Corporation's and MCMI's officers and receive and review all information and documentation requested pertaining to the officers, the Corporation and MCMI. The undersigned represents that he and/or his investment advisor: (i) is familiar with the financial condition of the Corporation and MCMI and the proposed business activities of the Corporation and MCMI; (ii) has discussed with the officers the current and proposed activities of the Corporation and MCMI including, without limitation, the selling operations of MCMI; and (iii) has conducted, to his sole satisfaction, all investigations and inquiries pertaining to the Corporation, MCMI and the officers thereof that he deemed necessary and expedient in making his investment decision. Accordingly, the undersigned believes that the Notes are securities of the kind he wishes to purchase and hold for investment and that the nature and amount of his investment are consistent with his investment program.

Acknowledgement Of Certain Facts
--------------------------------

     The undersigned hereby expressly acknowledges that he is aware of the following facts;

     (i) In addition to the risks summarized herein, there are other substantial risks involved in investing in the Corporation and, therefore, the risks set forth hereunder are not intended to be complete or relied upon by the undersigned as a basis for making an investment in the Corporation;

     (ii) Neither the Securities And Exchange Commission nor any state agency has passed upon the adequacy of this offering or upon the accuracy of any information or documentation provided to him or made any finding or determination as to the fairness of an investment in the Corporation. Any representation to the contrary is a criminal offense;

     (iii) He should only invest in the Corporation based upon his particular circumstances and should confer with and rely on his own investment and tax advisors as to the substantial risks inherent in an investment in the Corporation. He acknowledges that he has carefully read and completed, where necessary, in its entirety the Prospectus, Schedule, Indenture and this Letter and that neither the Corporation, its officers, nor any other party has made any representation or warranty with respect to the Corporation, MCMI, the officers thereof or the business conducted thereby except as otherwise specifically set forth herein and in the Prospectus;


     (iv) The Corporation and MCMI have provided him with an opportunity to meet and confer with the officers thereof regarding all aspects of the transactions contemplated by the Corporation including the creation and purchase of the Contracts and will afford him the opportunity to obtain any additional information, to the extent that the Corporation and MCMI possesses such information or can acquire it without unreasonable effort or expense; and

     (v)    This offering will continue for a period of two years.

Representations Of Investors And Risks
--------------------------------------

     The undersigned understands that an investment in the Corporation involves a high degree of risk. To induce the Corporation to issue and sell the Notes to the undersigned, the undersigned hereby warrants, represents and covenants to the Corporation as follows:

     (i) The undersigned can bear the economic risk of an investment in the Corporation and the acquisition of the subscribed for Notes for an indefinite period of time;

     (ii) The undersigned has sufficient available financial resources to provide adequately for his current needs, including possible personal contingencies, and can bear the economic risk of a complete loss of his investment hereunder without materially affecting his financial condition;

     (iii) The undersigned has been furnished with all materials, documents and information relating to the Corporation, MCMI and their activities, the offering of the Notes and anything set forth in this Letter and the Prospectus which he has requested and the undersigned has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information set forth in said documents;

     (iv) The Corporation, MCMI and their officers have answered all inquiries that the undersigned has put to them concerning the Corporation, MCMI and their activities and any other matters relating to the Corporation, MCMI and the offering;


     (v) The undersigned has not been furnished any offering literature other than this Letter, the Prospectus, the Indenture and the form Note and in making his investment decision has relied only on the information contained therein and his own investigations into the suitability of the investment, the projected rate of return and the proposed business to be conducted by the Corporation and MCMI. The undersigned is familiar with the methods and procedures of the proposed business operations contemplated by the Corporation and MCMI. The undersigned has carefully reviewed and understands this Letter, the Prospectus, the Indenture and the form Note and the risks of, and other considerations relating to, an investment in the Corporation. Furthermore, the undersigned has not relied upon any information concerning this offering, written or oral, other than contained in this Letter, the Prospectus, the Indenture, the form Note and the information obtained through his own investigations. The undersigned acknowledges that the officers have answered all questions presented by the undersigned and/or his investment advisor and provided all information requested pertaining to the past operating history and financial condition of the Corporation and MCMI;

     (vi) The undersigned has been represented by such legal counsel, tax advisors, accountants and others selected by the undersigned as he has found necessary to consult concerning this transaction and to review and evaluate the tax, economic and other ramifications of an investment in the Corporation. No representation, warranty or advice of any kind is made by the Corporation, the officers or any other person with respect to any consequences relating to the business of the Corporation or an investment in the Corporation, except to the extent otherwise set forth in the Prospectus. (Please note that the provisions of the federal securities laws, in the view of the Commission, are not subject to disclaimer or waiver);

     (vii) The undersigned, if a corporation, partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold the Notes, and such entity has the principal place of business as set forth in the signature page hereof and such entity has not been formed for the specific purpose of acquiring the Notes;

     (viii) The undersigned understands that the Notes have been registered under the 1933 Act;

     (ix) All the information which the undersigned has furnished to the Corporation with respect to his financial position and business experience is correct and complete as of the date of this Letter and, if there should be any material change in such information prior to the consummation of this offering, the undersigned will immediately furnish such revised or corrected information to the Corporation;

     (x) The undersigned hereby acknowledges that no state regulatory authority has passed upon the adequacy or merits of this offering and has expressed no opinion as to the quality of the Notes offered hereunder; and

     (xi) The undersigned hereby acknowledges that all financial and related projections pertaining to the Corporation are merely predictions which are dependent upon various assumptions including, but not limited to, the cost of maintaining inventory, the cost of overhead, market conditions, competition and general economic factors.

     The undersigned acknowledges that his right to purchase the Notes hereunder is not transferable or assignable by him.

     If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties herein contained shall be deemed to be made by, and be binding upon, each such person and his heirs, executors, administrators, successors and assigns.

Indemnification
---------------

     The undersigned agrees to indemnify and hold harmless the Corporation against any and all liabilities, losses, costs, damages, fees (including attorney's fees) and other expenses which the Corporation may sustain or incur by reason of the undersigned's breach of any representation or warranty contained herein; or by reason of any action improperly taken by the undersigned relating to the sale of the Notes.

Date of Execution:

__________________            ________________________________________
                              Signature

Date of Execution:

__________________            ________________________________________
                              Signature

                              ________________________________________
                              Printed or Typewritten Name

                              ________________________________________
                              Printed or Typewritten Name

                              ________________________________________
                              Street Address

                              ________________________________________
                              City, State, Zip Code

                              ________________________________________
                              Telephone

                              ________________________________________
                              Social Security Number or
                              Tax ID Number

The investments purchased hereunder shall be held as follows:


                              ____________________________________

                              ____________________________________

                              ____________________________________

                              ____________________________________

                              ____________________________________

                                 APPENDIX "C"

                                  Indenture
                                  ---------

                ________________________________________________


                         GENESIS FINANCIAL GROUP, INC.
                             a Virginia Corporation



                          ___________________________

                                   Indenture

                            Dated as of July ___, 1997

                          ___________________________


                                   $7,500,000

            Corporate Promissory Notes with 3 1/2 Year Maturity Date


                ________________________________________________

                               TABLE OF CONTENTS

Article       Section               Heading                       Page
 1                         DEFINITIONS AND INCORPORATION            1
                           BY REFERENCE

              1.01         Definitions                              1
              1.02         Other Definitions                        2
              1.03         Incorporation by Reference of Trust      2
                           Indenture Act
              1.04         Rules of Construction                    3

2                          THE SECURITIES                           3

              2.01         Form and Dating                          3
              2.02         Execution and Authentication             3
              2.03         Registrar                                4
              2.04         Corporation to Hold Money in Trust       4
              2.05         Securityholder Lists                     4
              2.06         Registration, Transfer and Exchange      4
              2.07         Replacement of Lost or Stolen            4
                           Securities
              2.08         Outstanding Securities                   5
              2.09         Cancellation                             5
              2.10         Defaulted Interest                       5

3                          PREPAYMENT OF NOTES                      5

              3.01         Notices to Registrar                     5
              3.02         Selection of Notes to be Prepaid         6
              3.03         Notice of Prepayment                     6
              3.04         Deposit of Prepayment Amount             6
              3.05         Effect of Notice of Prepayment           6
              3.06         Notes Prepaid in Part                    7

4                          COVENANTS                                7

              4.01         Certain Definitions                      7
              4.02         Payment of Securities                    8
              4.03         Limitation on Liens                      8
              4.04         Payment of Dividends                     9
              4.05         Corporate Existence                     10
              4.06         Maintenance of Principal Properties     10
              4.07         Ownership of Restricted Subsidiaries    10
              4.08         SEC Reports                             11
              4.09         No Lien Created                         11
              4.10         Compliance Certificate                  11

5                          SUCCESSOR CORPORATION                   11

              5.01         When Corporation May Merge, etc.        11
              5.02         When Securities Must Be Secured         11

6                          DEFAULTS AND REMEDIES                   12

              6.01         Events of Default                       12
              6.02         Acceleration                            13
              6.03         Other Remedies                          13
              6.04         Waiver of Past Defaults                 14
              6.05         Control by Majority                     14
              6.06         Limitation on Suits                     14
              6.07         Rights of Holders to Receive Payment    14
              6.08         Collection Suit by Trustee              15
              6.09         Trustee May File Proofs of Claim        15
              6.10         Priorities                              15
              6.11         Undertaking for Costs                   15


7                          TRUSTEE                                 16

              7.01         Duties of the Trustee                   16
              7.02         Rights of Trustee                       17
              7.03         Trustee's Disclaimer                    17
              7.04         Individual Rights of Trustee, etc.      17
              7.05         Notice of Defaults                      17
              7.06         Reports by Trustee to Holders           18
              7.07         Compensation and Indemnity              18
              7.08         Replacement of Trustee                  18
              7.09         Successor Trustee by Merger, etc.       19
              7.10         Preferential Collection of Claims       19
                           Against Corporation

8                          DISCHARGE OF INDENTURE                  19


9                          AMENDMENTS, SUPPLEMENTS AND WAIVERS     19

              9.01         Without Consent of Holders              19
              9.02         With Consent of Holders                 20
              9.03         Compliance with Trust Indenture Act     20
              9.04         Revocation and Effect of Consents       20
              9.05         Notation on or Exchange of Securities   21
              9.06         Trustee to Sign Amendments, etc.        21

10                         MISCELLANEOUS                           21

              10.01        Trust Indenture Act Controls            21
              10.02        Notices                                 21
              10.03        Communication by Holders with Other     22
                           Holders

              10.04        Certificate and Opinion as to           22
                           Conditions Precedent
              10.05        Statements Required in Certificate or   22
                           Opinion
              10.06        When Treasury Securities Disregarded    23
              10.07        Rules by Trustee and Registrar          23
              10.08        Legal Holidays                          23
              10.09        Governing Law                           23
              10.10        No Adverse Interpretation of Other      24
                           Agreements
              10.11        Successors                              24

SIGNATURES                                                         24


     INDENTURE dated as of July ____, 1997, is entered into by and between Genesis Financial Group, Inc. ("Corporation"), and Nancy C. Mattox ("Trustee").


     Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Corporation's Promissory Notes (hereinafter collectively referred to as the "Securities"):

                                   ARTICLE 1
                   DEFINITIONS AND INCORPORATION BY REFERENCE
                   ------------------------------------------

Section 1.01.  Definitions.
               -----------



     "Corporation" means the party named as such in this Indenture until a successor replaces it and thereafter means the successor.

     "Default" means any event which is, or after notice or lapse of time or both would be, an Event of Default.




     "Holder" or "Securityholder" means the person who is the holder of any Security and the person in whose name a Registered Security is registered on the Registrar's books.

     "Indenture" means this Indenture as amended or supplemented from time to time.

     "Note" means the Corporation's Promissory Notes issued pursuant to this Indenture and the Registration Statement.

     "Noteholder" means any person who at the time is the holder of any Note.

     "Officer" means the Chairman of the Board, the President, any Vice-President, the Treasurer or the Secretary of the Corporation.

     "Officers' Certificate" means a certificate signed by two Officers or by an Officer and an Assistant Treasurer or Assistant Secretary of the Corporation. (See Sections 10.04 and 10.05.)

     "Principal" of a Security means the amount stated as principal on the face of the Security.


     "Prospectus" means the Notes Prospectus being a part of the Corporation's SB-1 Registration Statement filed with the SEC pursuant to which this Indenture has been issued.

     "Registered Security" means Securities of the Corporation issued pursuant to this Indenture and fully registered on the Registrar's books.

     "Registered Securityholder" means the registered holder of any Registered Security.

     "Registration Statement" means the SB-1 Registration Statement filed by the Corporation with the SEC pursuant to the Corporation's offer to sell up to $7,500,000.00 in Notes to investors.

     "SEC" means the Securities and Exchange Commission.

     "Securities" means the Notes issued pursuant to this Indenture and the Registration Statement, as amended or supplemented from time to time.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. (S)(S) 77aaa et seq.) as in effect on the date of this Indenture.

     "Trustee" means the party named as such in this Indenture until a successor replaces him and thereafter means the successor.

Section 1.02.  Other Definitions.
               -----------------

               Term                                 Defined in Section
     "Bankruptcy Law"                                      6.01
     "Board of Directors"                                  4.01
     "Consolidated Net Tangible Assets"                    4.01
     "Custodian"                                           6.01
     "Debt"                                                4.01
     "Event of Default"                                    6.01
     "Legal Holiday"                                      10.08
     "Lien"                                                4.01
     "Principal Property"                                  4.01
     "Registrar"                                           2.03
     "Restricted Property"                                 4.01
     "Restricted Subsidiary"                               4.01
     "Subsidiary"                                          4.01

Section 1.03.  Incorporation by Reference of Trust Indenture Act.
               -------------------------------------------------

     Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

     "Commission" means the SEC.

     "indenture securities" means the Securities.

     "indenture securityholder" means a Securityholder.

     "indenture to be qualified" means this Indenture.

     "indenture trustee" means the Trustee.

     "obligor" on the indenture securities means the Corporation.

     All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule have the meanings assigned to them.

Section 1.04.  Rules of Construction.
               ---------------------

     Unless the context otherwise requires:

     (1)  a term has the meaning assigned to it;

     (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

     (3)  "or" is not exclusive; and

     (4) words in the singular include the plural, and in the plural include the singular.

                                   ARTICLE 2
                                THE SECURITIES
                                --------------

Section 2.01.  Form and Dating.
               ---------------

     The Securities shall be comprised of the Notes. A copy of a form Note is appended hereto in Exhibit A. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. The Corporation shall approve the form of the Securities and any notation, legend or endorsement on them. Each Security shall be dated the date of its authentication.

Section 2.02.  Execution and Authentication.
               ----------------------------


     One Officer shall sign the Securities for the Corporation. The Corporation's seal shall be reproduced on the Securities, if deemed necessary by the Trustee.


     No Security shall be valid until the Officer manually signs the Note. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

     The Corporation shall authenticate Securities for original issue in the aggregate principal amount of up to $7,500,000 as provided for in the Registration Statement. The aggregate principal amount of Securities outstanding at any time may not exceed that amount except as provided in Section 2.07.

Section 2.03.  Registrar.
               ---------

     The Corporation shall maintain an office where Securities may be presented for registration of transfer or for exchange ("Registrar") and for payment. The Registrar shall keep a register of the Registered Securities and of their transfer and exchange. The Corporation may have one or more Co-Registrars, any one or all of whom may be Officers.

Section 2.04.  Corporation to Hold Money in Trust.
               ----------------------------------

     The Corporation shall hold in trust for the benefit of Securityholders all money held by the Corporation for the payment of principal and/or interest on the Securities and shall notify the Trustee of any default by the Corporation in making any such payment. The Corporation shall segregate the money and hold it as a separate trust fund.

Section 2.05.  Securityholder Lists.
               --------------------

     The Corporation shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Registered Securityholders and provide the Trustee with a copy of the list as updated upon request in writing.

Section 2.06.  Registration, Transfer and Exchange.
               -----------------------------------


     The Corporation will issue fully Registered Securities in the form of Exhibit A attached hereto.


     Subject to applicable state and federal laws, including, without limitation, securities laws, the Corporation will permit a Securityholder to exchange or transfer a Note. To permit such transfer or exchange, the Corporation shall authenticate Securities at the Registrar's and/or Trustee's request. The Corporation will not charge a fee for any such exchange or transfer.

Section 2.07.  Replacement of Lost or Stolen Securities.
               ----------------------------------------

     If the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Corporation shall issue and authenticate a replacement Security corresponding to the Security that was lost, destroyed or wrongfully taken, if the requirements of the Virginia Uniform Commercial Code are met. In the event any lost, destroyed or wrongfully taken Security shall have matured or is about to mature, the Corporation may pay the same if the requirements of the applicable provisions of the Virginia Uniform Commercial Code are met. An indemnity bond must be sufficient in the judgment of the Corporation and Trustee to protect the Corporation, Trustee, the Registrar or any Co-Registrar from any loss which any of them may suffer if a Security is replaced. The Corporation may charge for its expenses in replacing a Security for the reasons set forth herein.

Section 2.08.  Outstanding Securities.
               ----------------------

     Securities outstanding at any time are all Securities authenticated by the Corporation except for those canceled by it and those described in this Section. Securities outstanding include those held by the Corporation or its affiliates.

     If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Corporation receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

     If the Corporation pays in cash, by wire transfer, or by certified funds, either by personal delivery or by certified mail to the last known address of the Securityholder on a maturity date in an amount sufficient to pay Securities payable on that date, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue. Such Securities carry no rights except the right to receive payment.

Section 2.09.  Cancellation.
               ------------


     The Corporation at any time may deliver Securities to the Registrar for cancellation. The Registrar shall cancel and destroy all Securities surrendered for exchange, payment or cancellation. The Corporation may not issue new Securities to replace Securities it has paid and delivered to the Registrar for cancellation.

Section 2.10.  Defaulted Interest.
               ------------------


     If and to the extent the Corporation defaults in a payment of any principal and/or interest due under any Registered Security, it shall pay the defaulted installment plus interest to the persons who are Registered Securityholders in accordance with the respective terms set forth under the Note.

                                   ARTICLE 3
                              PREPAYMENT OF NOTES
                              -------------------

Section 3.01.  Notices to Registrar.
               --------------------

     If the Corporation wants to prepay the Notes as provided therein, it shall notify the Registrar and Trustee of the prepayment date and the principal amount of Notes to be prepaid.

     If the Corporation wants to prepay a portion of the principal amount of the Notes on a pro-rata basis, it shall notify the Registrar and Trustee of the amount of the reduction and the basis for it.

 Section 3.02.  Selection of Notes to be Prepaid.
                --------------------------------

     If less than all Notes are to be prepaid, the Registrar and Trustee shall select the Notes to be prepaid by a method the Registrar and Trustee consider fair and appropriate. The Registrar and Trustee shall make the selection from Notes outstanding not previously prepaid in part. The Registrar and Trustee may select for prepayment portions of the principal of Notes that have an outstanding principal balance larger than $1,000. Notes and portions of them they select shall be in amounts of $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to Notes selected for prepayment in full also apply to portions of Notes selected for prepayment.

Section 3.03.  Notice of Prepayment.
               --------------------

     At least 5 days but not more than 30 days before a prepayment date, the Corporation shall mail and first publish notice of prepayment as provided in
Section 9.02.

     The notice shall identify the Notes to be prepaid and shall state:

     (1)  the prepayment date;

     (2)  the prepayment amount;

     (3)  the name and address of the Registrar;

     (4) that Notes prepaid in full must be surrendered to the Registrar to collect the prepayment amount;

     (5) that interest on Notes prepaid in full ceases to accrue on and after the prepayment date; and

     (6) the remaining principal indebtedness outstanding under Notes to be prepaid in part.

     The Registrar shall give the notice of prepayment in the Corporation's name and at its expense.

Section 3.04.  Deposit of Prepayment Amount.
               ----------------------------

     On or before the prepayment date, the Corporation shall deposit in a separate corporate account money sufficient to pay the prepayment amount on all Notes to be prepaid, in full or in part, on that date.

Section 3.05.  Effect of Notice of Prepayment.
               ------------------------------

     Once notice of prepayment is given, Notes called for prepayment in full become due and payable on the prepayment date and at the prepayment amount stated in the notice, unless a Noteholder shall provide Corporation with a written objection as to the prepayment amount within five (5) days after receipt of the notice of prepayment. Upon receipt of a written objection, the Corporation shall recalculate the principal and interest outstanding under the Note and shall pay the amount agreed upon by the Corporation and Noteholder. Upon surrender of the Notes to the Registrar and after any prepayment adjustment is made to a Note as provided herein, such Notes shall be paid as stated in the notice.

Section 3.06.  Notes Prepaid in Part.
               ---------------------

     Upon prepayment of a Note in part only, the Registrar shall certify for the Noteholder the principal balance remaining under the Note.

                                   ARTICLE 4
                                   COVENANTS
                                   ---------

Section 4.01.  Certain Definitions.
               -------------------

     "Board of Directors" means the Board of Directors of the Corporation or any committee of the Board.

     "Consolidated Net Tangible Assets" means the consolidated net worth of the Corporation, as determined under generally acceptable accounting principles, all as shown on the Corporation's most recent consolidated balance sheet.

     "Debt" means any debt for borrowed money or any guarantee of such a debt.

     "Lien" means any mortgage, pledge, security interest or lien.

     "Principal Property" means any property owned by the Corporation or a Restricted Subsidiary except any such property which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Corporation and its Subsidiaries.

     "Restricted Property" means:

     (1)  any Principal Property,

     (2)  any Debt of a Restricted Subsidiary, or

     (3) any shares of stock of a Restricted Subsidiary, not owned or hereafter acquired by the Corporation or a Restricted Subsidiary.

     "Restricted Subsidiary" means a Subsidiary deemed to be a significant subsidiary under the Rules and Regulations of the SEC in effect at the time the determination is made.

     "Subsidiary" means a corporation of which the Corporation, the Corporation and one or more Subsidiaries, or one or more Subsidiaries at the time own a majority of the corporation's outstanding stock having voting power under ordinary circumstances to elect a majority of that corporation's board of directors.

Section 4.02.  Payment of Securities.
               ---------------------

     The Corporation shall promptly pay the principal of, interest on and amounts owing under the Securities on the dates and in the manner provided in the Securities. An installment of principal, interest or other obligation due and owing shall be considered paid on the date it is due if the Registrar pays on that date money designated for and sufficient to pay the installment in the manner provided in Section 2.08 of this Indenture. The Corporation shall pay interest on overdue principal installments or on such other obligations owed by the Corporation at the rate borne by the applicable Security.

Section 4.03.  Limitation on Liens.
               -------------------

     The Corporation shall not, and it shall not permit any Restricted Subsidiary to, create, incur or assume a Lien on Restricted Property to secure a Debt unless:

     (1) the Lien equally and ratably secures the Securities and the Debt. The Lien may equally and ratably secure the Securities and any other obligation of the Corporation or a Subsidiary. The Lien may not secure an obligation of the Corporation that is subordinated to the Securities;

     (2) the Lien is on property, Debt or shares of stock of a corporation at the time the corporation becomes a Restricted Subsidiary;

     (3) the Lien is on property at the time the Corporation or a Restricted Subsidiary acquires the property. The Lien may not extend to any other property owned by the Corporation or a Restricted Subsidiary at the time the Lien is created, incurred or assumed;

     (4) the Lien secures Debt incurred to finance all or some of the purchase price or cost of construction of property of the Corporation or a Restricted Subsidiary. The Lien may not extend to any other property owned by the Corporation or a Restricted Subsidiary at the time the Lien is created, incurred or assumed. In the case of any construction, however, the Lien may extend to unimproved real property for the construction. The Debt secured by the Lien may not be incurred more than 120 days after the later of the acquisition, completion of construction or commencement of full operation of the property subject to the Lien;

     (5) the Lien secures Debt of a Restricted Subsidiary owing to the Corporation or another Restricted Subsidiary;

     (6) the Lien is on property of a corporation at the time the corporation merges into or consolidates with the Corporation or a Restricted Subsidiary;

     (7) the Lien is on property of a person at the time the person transfers or leases all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

     (8) the Lien is in favor of a government or governmental entity and secures payments pursuant to a contract or statute or secures Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien;

     (9) the Lien extends, renews or replaces in whole or in part a Lien ("existing Lien") enumerated in Clauses (1) though (8) above. The Lien may not extend beyond (i) the property subject to the existing Lien, and (ii) improvements and construction on such property. The Debt secured by the Lien may not exceed the Debt secured at the time by the existing Lien;


     (10) the Lien arises out of a judgment, decree or court order, so long as any appropriate legal proceeding which may have been initiated for review shall not have been finally terminated or so long as the period within which such proceeding may be initiated shall not have expired; or


     (11) the Lien secures Debt of the Corporation or a Restricted Subsidiary if such Debt plus all other Debt of the Corporation and its Restricted Subsidiaries secured by Liens on Restricted Property, excluding Debt secured by a Lien existing as of the date of this Indenture or permitted by clauses (1) through (10) above, at the time does not exceed 5% of Consolidated Net Tangible Assets.


Section 4.04.  Payment of Dividends.
               --------------------

     The Corporation shall not: (a) declare or pay any dividend or make any distribution on its capital stock or to its stockholders (other than dividends or distributions payable solely in shares of the capital stock of the Corporation); (b) purchase, redeem or otherwise acquire or retire for value any shares of its capital stock; or (c) permit a Subsidiary to purchase, redeem or otherwise acquire or retire for value any share of capital stock of the Corporation until the Securities are satisfied in full.

Section 4.05.  Corporate Existence.
               -------------------

     Subject to Article 5, the Corporation will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights and franchises; provided, however, that the Corporation shall not be required to preserve any right or franchise if it shall determine that the preservation is no longer desirable in the conduct of the Corporation's business and that the loss will not be disadvantageous in any material respect to the Holders.

Section 4.06.  Maintenance of Principal Properties.
               -----------------------------------

     The Corporation will cause all Principal Properties to be maintained and kept in good condition, repair and working order and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Corporation may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that neither the Corporation nor any Restricted Subsidiary shall be prevented from discontinuing the operation and maintenance of any of such Principal Properties or from omitting to make any repairs, renewals, replacements, betterments or improvements thereof if such discontinuance or omission is, in the judgment of the Corporation, desirable in the conduct of the business of the Corporation and its Restricted Subsidiaries taken as a whole.

Section 4.07.  Ownership of Restricted Subsidiaries.
               ------------------------------------

     So long as any of the Securities shall be outstanding:

          (a) the Corporation will own directly, or indirectly, through one or more wholly-owned Subsidiaries, more than 80% of the voting shares, of each Restricted Subsidiary; and

          (b) the Corporation will not permit any Restricted Subsidiary to merge or consolidate with or into, or to sell, assign, transfer or otherwise dispose of the assets of such Restricted Subsidiary substantially as an entirety to any corporation or other person, except where the corporation surviving in such merger or consolidation, or the person to which such sale, assignment, transfer or other disposition is made, upon consummation of such transaction, will be a Restricted Subsidiary.

Section 4.08.  SEC Reports.
               -----------

     The Corporation shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports, information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. The Corporation also shall comply with the other provisions of TIA (S) 314(a) to the extent applicable.

Section 4.09.  No Lien Created.
               ---------------

     This Indenture and the Securities do not create a Lien, charge or encumbrance on any property of the Corporation or any Subsidiary.

Section 4.10.  Compliance Certificate.
               ----------------------

     The Corporation shall deliver to the Trustee within 120 days after the end of each fiscal year of the Corporation an Officers' Certificate stating whether or not the signers know of any default by the Corporation in performing its covenants in Article 4. If they do know of such a default, the Certificate shall describe the default. The Certificate need not comply with Section 10.05. The first Certificate shall be delivered to the Trustee by April 30, 1998.

                                   ARTICLE 5
                             SUCCESSOR CORPORATION
                             ---------------------

Section 5.01.  When Corporation May Merge, etc.
               --------------------------------

     The Corporation shall not consolidate with or merge into, or transfer all or substantially all of its assets to another corporation unless the resulting, surviving or transferee corporation assumes by supplemental indenture all the obligations of the Corporation under the Securities and this Indenture. Thereafter all such obligations of the predecessor corporation shall terminate.

Section 5.02.  When Securities Must Be Secured.
               -------------------------------

     If, upon any such consolidation, merger or transfer, a Restricted Property would become subject to an attaching Lien that secures Debt, then before the consolidation, merger, or transfer occurs, the Corporation by supplemental indenture shall secure the Securities by a direct Lien on the Restricted Property. The direct Lien shall have priority over all Liens on the Restricted Property except those already on it. The direct Lien may equally and ratably secure the Securities and any other obligation of the

Corporation or a Subsidiary. The Corporation, however, need not comply with this Section if:

     (a) upon the consolidation, merger or transfer the attaching Lien will secure the Securities equally and ratably with Debt secured by the attaching Lien; or

     (b)  The Corporation or a Restricted Subsidiary under clauses (2) through
          (11) of Section 4.03 could create a Lien on the Restricted Property to secure Debt at least equal in amount to that secured by the attaching Lien.

                                   ARTICLE 6
                             DEFAULTS AND REMEDIES
                             ---------------------

Section 6.01.  Events of Default.
               -----------------

     Subject to Section 6.02, an "Event of Default" occurs if:


     (1) the Corporation defaults in the payment of an installment due under any Note when the same becomes due and payable, whether at maturity or otherwise, and the default continues after the expiration of any cure period provided for under the terms of the Note;


     (2) the Corporation fails to comply with any of its other agreements in the Securities or this Indenture and the default continues for the period and after the notice specified below;


     (3)  the Corporation pursuant to or within the meaning of any Bankruptcy
          Law:

          (A)  commences a voluntary case;

          (B) consents to the entry of an order for relief against it in an involuntary case;

          (C) consents to the appointment of a Custodian of it or for any substantial part of its property;

          (D)  makes a general assignment for the benefit of its creditors; or

          (E)  fails generally to pay its debts as they become due; or


     (4) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

          (A)  is for relief against the Corporation in an involuntary case;

          (B) appoints a Custodian of the Corporation or for any substantial part of its property; or

          (C) orders the liquidation of the Corporation;

          and the order or decree remains unstayed and in effect for 90 days.

     The term "Bankruptcy Law" means title 11, United States Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.


     A default under clause (2) above is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Corporation of the default and the Corporation does not cure the default within 90 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 6.02.  Acceleration.
               ------------


     If an Event of Default occurs and is continuing, the Trustee by notice to the Corporation or the Holders of at least 25% in principal amount of the Security in default may declare the principal of and accrued interest on all of the Securities to be due and payable immediately. Notwithstanding anything herein to the contrary, no Event of Default shall occur if the Corporation and the effected Securityholders shall negotiate a settlement of any outstanding default.

Section 6.03.  Other Remedies.
               --------------

     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal, interest and/or other financial obligations due under the terms of the applicable Securities or to enforce the performance of any provision of the applicable Securities or this Indenture.

     The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04.  Waiver of Past Defaults.
               -----------------------


     Subject to Section 9.02, the Holders of a majority in principal amount of the Securities by notice to the Trustee may waive an existing Default or Event of Default and its consequences. When a Default or Even of Default is waived, it is cured and stops continuing.

Section 6.05   Control by Majority.
               -------------------

     The Holders of a majority in principal amount of the Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture, that is unduly prejudicial to the rights of other Securityholders or that may involve the Trustee in personal liability.

Section 6.06.  Limitation on Suits.
               -------------------


     Subject to Section 6.02, the Securityholders of the Security may not pursue any remedy with respect to this Indenture or the applicable Security unless:

     (1) the Securityholder(s) holding the Security in default gives the Trustee written notice of a continuing Event of Default as may be provided for under the terms of the applicable Security;


     (2) the applicable Securityholders holding at least 25% in principal amount of the Securities make a written request to the Trustee to pursue the remedy;

     (3) such Securityholder or Securityholders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense; and

     (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity.

     A Securityholder may not use this Indenture to prejudice the rights of another Securityholder holding a similar Security or to obtain a preference or priority over such a Securityholder.

Section 6.07.  Rights of Holders to Receive Payment.
               ------------------------------------

     Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal and/or interest on any Security, or to bring suit for the enforcement of any such payment on or after the respective due dates, shall not be impaired or affected without the consent of the Holder of the Security.

Section 6.08.  Collection Suit by Trustee.
               --------------------------


     If an Event of Default in payment of interest, principal, or any other obligation as specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Corporation for the whole amount of principal and interest remaining unpaid to all Securityholders.

Section 6.09.  Trustee May File Proofs of Claim.
               --------------------------------

     The Trustee may file such proof of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Securityholders allowed in any judicial proceedings relative to the Corporation, its creditors or its property.

Section 6.10.  Priorities.
               ----------

     If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First:  to the Trustee for amounts due under Section 7.07;


Second: to the applicable Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third:  to the Corporation.

     The Trustee may fix a record date and payment date for any payment to Registered Securityholders.

Section 6.11   Undertaking for Costs.
               ---------------------

     In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of Securities pursuant to
Section 6.07, or a suit by Holders of more than 10% in principal amount of the Securities.

                                   ARTICLE 7
                                    TRUSTEE
                                    -------

Section 7.01  Duties of the Trustee.
              ---------------------

     (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise its rights and powers and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     (b)  Except during the continuance of an Event of Default:

          (1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

          (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee, however, shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

     (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

          (1) This paragraph does not limit the effect of paragraph (b) of this Section.

          (2) The Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

          (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

     (d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

     (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

     (f) The Trustee shall not be liable for interest on any money received by it except as otherwise agreed with the Corporation.

Section 7.02.  Rights of Trustee.
               -----------------

     (a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

     (b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an opinion of counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Certificate or opinion.

     (c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

     (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 7.03.  Trustee's Disclaimer.
               --------------------

     The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Corporation's use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities, other than its certificate of authentication, or in any prospectus used in the sale of the Securities, other than statements provided in writing by the Trustee for use in such prospectus.

Section 7.04.  Individual Rights of Trustee, etc.
               ----------------------------------

     The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Corporation with the same rights it would have if it were not Trustee. Any Registrar or Co-registrar may do the same with like rights. The Trustee, however, must comply with Section 7.10.

Section 7.05.  Notice of Defaults.
               ------------------

     If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail and first publish as provided in Section 10.02 notice of the Default within 90 days after it occurs. Except in the case of a default in payment on any Security, the Trustee may withhold the notice if it in good faith determines that withholding the notice is in the interests of Securityholders.

Section 7.06.  Reports by Trustee to Holders.
               -----------------------------

     Within 60 days after each December 31 beginning with the December 31 following the date of this Indenture, the Trustee shall provide to the Securityholders specified in TIA (S) 313(c) a brief report dated as of such December 31 that complies with TIA (S) 313(a). The Trustee also shall comply with TIA (S) 313(b).

Section 7.07.  Compensation and Indemnity.
               --------------------------

     The Corporation may pay to the Trustee from time to time reasonable compensation for its services as negotiated between the Trustee and the Corporation. The Corporation shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses may include the reasonable compensation and expenses of the Trustee's agents and attorneys. The Corporation shall indemnify the Trustee against any loss or liability incurred by it. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claims and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such counsel. The Corporation need not pay for any settlement made without its consent. The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence or bad faith.

     To secure the Corporation's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities.

Section 7.08.  Replacement of Trustee.
               ----------------------

     The Trustee may resign by so notifying the Corporation. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the removed Trustee and may appoint a successor Trustee with the Corporation's consent. The Corporation may remove the Trustee if:

     (1) the Trustee is adjudged a bankrupt or an insolvent;

     (2) a receiver or other public officer takes charge of the Trustee or its property; or

     (3) the Trustee otherwise becomes incapable of acting.

     If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Corporation shall promptly appoint a successor Trustee.

     A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Corporation. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall give notice of its succession to each Securityholder as provided in Section 10.02.

     If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Corporation or the Holders of a majority in principal amount of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

Section 7.09.  Successor Trustee by Merger, etc.
               ---------------------------------

     If a corporate Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to another corporation, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

Section 7.10.  Preferential Collection of Claims Against Corporation.
               ------------------------------------------------------

     The Trustee shall comply with TIA (S)311(a), excluding any creditor relationship listed in TIA (S)311(b). A Trustee who has resigned or been removed shall be subject to TIA (S)311(a) to the extent indicated.

                                   ARTICLE 8
                             DISCHARGE OF INDENTURE
                             ----------------------

     This Indenture and all obligations of the Corporation hereunder shall terminate upon the payment of all obligations due and owing under the Securities, as the same may be amended and/or adjusted from time to time.


                                   ARTICLE 9
                      AMENDMENTS, SUPPLEMENTS AND WAIVERS
                      -----------------------------------

Section 9.01.  Without Consent of Holders.
               --------------------------

     The Corporation may amend or supplement this Indenture or the Securities without notice to or consent of any Securityholder:

     (1)  to cure any ambiguity, omission, defect or inconsistency;

     (2)  to comply with Article 5;

     (3) to provide for uncertificated Securities in addition to or in place of certificated Securities; or

     (4) to make any change that does not adversely affect the rights of any Securityholder.

Section 9.02.  With Consent of Holders.
               -----------------------

     The Corporation may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of not less than a majority in principal amount of the Securities. The Holders of a majority in principal amount of the Securities may waive compliance by the Corporation with any provision of this Indenture or the Securities without notice to any Securityholder. Without the consent of each Securityholder specifically affected, however, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:

     (1) reduce the amount of Securities whose Holders must consent to an amendment, supplement or waiver;

     (2) reduce the rate or extend the time for payment of interest on any Security;

     (3)  reduce the principal of or extend the fixed maturity of any Security;

     (4) make any Security payable in money other than that stated in the Security; or

     (5)  waive a default in payment of principal or interest on any Security.

Section 9.03.  Compliance with Trust Indenture Act.
               -----------------------------------

     Every amendment to or supplement of this Indenture or the Securities shall comply with the TIA as then in effect, if applicable.

Section 9.04.  Revocation and Effect of Consents.
               ---------------------------------

     A consent to an amendment, supplement or waiver by a Holder of a Security shall bind the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. Any such Holder or subsequent Holder, however, may revoke the consent as to his Security or portion of a

Security. The Trustee must receive the notice of revocation before the date the amendment, supplement or waiver becomes effective. After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder.

Section 9.05.  Notation on or Exchange of Securities.
               -------------------------------------

     If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Corporation or the Trustee so determine, the Corporation in exchange for the Security shall issue and the Trustee shall authorize a new Security that reflects the changed terms.

Section 9.06.  Trustee to Sign Amendments, etc.
               --------------------------------

     The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article if the amendment, supplement or waiver does not adversely affect the rights of the Trustee. If it does, the Trustee may but need not sign it. The Corporation may not sign an amendment or supplement until the Board of Directors approves it.


                                   ARTICLE 10
                                 MISCELLANEOUS
                                 -------------

Section 10.01.  Trust Indenture Act Controls.
                ----------------------------

     If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control.

Section 10.02.  Notices.
                -------

     Any notice or communication shall be sufficiently given if in writing and delivered in person or mailed by first-class mail addressed as follows:

     If to the Corporation:   Genesis Financial Group, Inc.
                              4206 Williamson Road
                              Roanoke, VA  24012
                              Attention:  President

     If to the Registrar:     Genesis Financial Group, Inc.
                              4206 Williamson Road
                              Roanoke, VA  24012
                              Attention:  Registrar

     If to the Trustee:       Nancy C. Mattox
                              1200 Allen Street
                              New Castle, VA 24127

     Any notice or communication to Securityholders shall be sufficiently given if mailed by first-class mail to each Registered Securityholder at his address as it appears on the lists or registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

     Failure to give notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the Securityholder receives or reads it.

Section 10.03.  Communication by Holders with Other Holders.
                -------------------------------------------

     Securityholders may communicate pursuant to TIA (S)312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Corporation, the Trustee, the Registrar and anyone else shall have the protection of TIA (S)312(c).

Section 10.04.  Certificate and Opinion as to Conditions Precedent.
                --------------------------------------------------

     Upon any request or application by the Corporation to the Trustee to take any action under this Indenture, the Corporation shall furnish to the Trustee:

     (1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

     (2) an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

     Each opinion of counsel shall be in writing. The legal counsel who renders it may be an employee of or counsel to the Corporation. The legal counsel shall be acceptable to the Trustee.

Section 10.05.  Statements Required in Certificate or Opinion.
                ---------------------------------------------

     Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

     (1) a statement that the person making such certificate or opinion has read such covenant or condition;

     (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     (3) a statement that, in the opinions of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 10.06.  When Treasury Securities Disregarded.
                ------------------------------------

     In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Corporation or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Corporation shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

Section 10.07.  Rules by Trustee and Registrar.
                ------------------------------

     The Trustee may make reasonable rules for the administration of this Indenture. Such rules may cover matters relating to action by or at a meeting of Securityholders. The Registrar may make reasonable rules for its functions.

Section 10.08.  Legal Holidays.
                --------------

     A "Legal Holiday" is a Saturday, a Sunday, a legal holiday or a day on which banking institutions are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 10.09.  Governing Law.
                -------------

     This Indenture and the Securities shall be governed by the laws of the State of Virginia.

Section 10.10.  No Adverse Interpretation of Other Agreements.
                ---------------------------------------------

     This Indenture may not be used to interpret another indenture, loan or debt agreement of the Corporation or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 10.11.  Successors.
                ----------

     All agreements of the Corporation in this Indenture and the Securities shall bind its successors.


Dated: July ___, 1997               Genesis Financial Group, Inc.,
                                    a Virginia corporation

                                    By: ___________________________

                                    Its: __________________________

Attest: _________________________
          Secretary

                                 APPENDIX "D"

     Articles of Incorporation And Bylaws Of Genesis Financial Group, Inc.
     ---------------------------------------------------------------------

                                             APPENDIX D

                                     ARTICLES OF INCORPORATION

                                                 OF

                                    GENESIS FINANCIAL GROUP, INC.

                    The undersigned hereby forms a stock corporation under the provisions of Title 13:1 of the Code of Virginia of 1950, as amended to date, and to that end does by these Articles of Incorporation set forth the following information:

                         (a) The name of the corporation is to be known as Genesis Financial Group, Inc..

                         (b) The corporation shall have all general powers provided by law, including those specifically enumerated in
                    Article 4 of Title 13.1 of the Code of Virginia of 1950, as amended to date.

                         (c) The purpose for which this corporation is to be formed are:

                                i) To transact any business not prohibited by
                    law or required to be specifically stated in these Articles and for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

                               ii) To have and to enjoy all the general
                    powers accorded similar corporations by the laws of the Commonwealth of Virginia or by the laws of any other state or territory of which this corporation may be doing business as now existing or as hereafter enacted.

                         (d) The aggregate number of shares which the corpoation shall have authority to issue are as follows:

                         The aggregate number of shares which the corporation
                    shall have authority to issue are as follows:

                         Class                             Number of Shares
[LOGO OF BOUNDS          -----                             ----------------
 & DORSEY\PC\]
                         Common                                  100

                         (e) The post office address of the initial registered office is 19 West Church Avenue, Roanoke, Virginia 24011-2015, which is located in the City of Roanoke, Virginia.

                         (f) The name of the initial Registered Agent of this corporation is Charles N. Dorsey, a Registered Agent who meets the requirements of Virginia Code (S)13.1-634 and whose business office is identical with the registered office of the corporation, who is a resident of Virginia and a member of the Virginia State Bar.

                         (g) The number of directors consituting the initial Board of Directors is 2 and the names and addresses of the directors are as follows:


                    Franklin Blankemeyer     1424 Sherwood Avenue
                                             Roanoke, Virginia 24015

                    Jeff Akers               353 A Woods Avenue
                                             Roanoke, Virginia 24016


                         (h) The period of time for which this corporation shall endure shall be unlimited.

                        Given under my hand this 11th day of June, 1993.


                                             /s/ Charles N. Dorsey,
                                             _______________________________
                                             Charles N. Dorsey, Incorporator




[LOGO OF BOUNDS
 & DORSEY \PC\]

                                             BYLAWS OF

                                   GENESIS FINANCIAL GROUP, INC.


                                        ARTICLE 1 - OFFICE
                                        ------------------

                         The office of the Corporation shall be located in the
                    City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                                     ARTICLE II - SHAREHOLDERS
                                     -------------------------

                         The Shareholders of the Corporation shall be those who
                    appear on the books of the Corporation as holders of one or more shares of the capital stock, and the records of the Corporation shall be the only evidence as to who are the shareholders.

                               ARTICLE III - MEETING OF SHAREHOLDERS
                               -------------------------------------

                    Section I - Annual Meeting:
                    ---------------------------

                         The Annual meeting of the Shareholders of the
                    Corporation shall be held on the 6th of July of each year, at the office of the Corporation, unless otherwise stated in the notice of meeting.

                    Section 2 - Special Meetings:
                    -----------------------------

                         Special meetings of the Shareholders for any purpose or
                    purposes may be called by the President, the Board of Directors, or the holders of not less than 20-percent of the shares then outstanding and entitled to vote at such meeting.

                    Section 3 - Notice of Meeting:
                    ------------------------------

                         Notice of meetings of the Shareholders and waivers of
                    such notices shall be given or accepted in accordance with the appropriate provisions of the Virginia Stock Corporation Act.

[lOGO OF BOUNDS     Section 4 - Quorum:
 & DORSEY \PC\]     -------------------

                         At any meeting of the Shareholders, the holders of a
                    majority of the shares entitled to vote shall constitute a quorum, except as otherwise provided by law. The law holders of such shares may be present in person or represented by proxy to constitute such quorum.

                    Section 5 - Voting
                    ------------------

                         At each meeting of the Shareholders, every holder of
                    shares then entitled to vote may vote in person or by proxy and shall have one vote for each share registered in his or her name. Except as otherwise provided by the statute or by the Articles of Incorporation, any corporate action shall be authorized by a majority of votes cast at a meeting of Shareholders by the holders of shares entitled to vote.

                                  ARTICLE IV - BOARD OF DIRECTORS
                                  -------------------------------

                    Section 1 - Number, Election, and Term of Office:
                    -------------------------------------------------

                         The business and affairs of the corporation shall be
                    managed by a Board of Directors subject to any requirement of shareholder action requires by law. The Board of Directors shall be composed of one member. This number may be changed at any time by amendment of these Bylaws in accord with the Virginia Stock Corporation Act.

                         The Directors shall be elected at each annual meeting
                    of the Shareholders. Each Director shall hold office until the election of his or her successor. Any Director may resign at any time. Vacancies occurring among the Directors may be filled by the Directors.

                    Section 2 - Annual and Special Meetings:
                    ----------------------------------------

                         Annual meetings of the Board of Directors shall be held
                    immediately following the annual meeting of the Shareholders. A majority of the qualified members shall constitute a quorum. Other regular meetings of the Board may be held without notice at such time and place as the Directors may determine.

                    Section 3 - Special Meetings:
                    -----------------------------

                         Special meetings of the Board of Directors may be
                    called by the President or by one of the Directors, at such time and place as may be specified in the respective notices or waivers of notice.

                    Section 4 - Manner of Acting:
                    -----------------------------

                         At all meetings of the Board of Directors, each
[LOGO OF BOUNDS     Director present shall have one vote, irrespective of the
 & DORSEY\PC\]      number of shares of stock, if any, which he or she may hold.
                    The action of a majority of the Directors present at the meeting at which a quorum is present shall be the act of the Board of Directors.

                                        ARTICLE V - OFFICERS
                                        --------------------

                         The officers of the Corporation shall be a President,
                    who shall be a Director and a Secretary/Treasurer, all of whom shall be elected by the Board of Directors each year as soon after the annual meeting of the Shareholders as conveniently may be, and such other Officers as may from time to time be elected or appointed by the Board of Directors. The salaries of all Officers shall be fixed by the Board of Directors. To the extent permitted by law, one person may hold more than one office of the Corporation. Each Officer shall hold office until the annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified or until his death, resignation, or removal.

                                      ARTICLE VI - PRESIDENT
                                      ----------------------

                         The President shall be the chief executive officer of
                    the Corporation. The President shall attend and preside at all meetings of the Board of Directors, exercise general supervision over the property, business, and affairs of the Corporation, and do everything and discharge all duties generally pertaining to his office as the executive head of a corporation of this character, subject to the control of the Board of Directors. At each annual meeting of the Shareholders, the President shall render a general report of the Corporation's condition in business.

                         In the absence of the President, the Board of Directors
                    may designate some other one of their number to discharge such executive duties as may be required for the time being.

                                      ARTICLE VII - TREASURER
                                      -----------------------

                         The Treasurer shall, to the extent provided by the
                    Directors, have charge, and custody, of the funds, securities of whatsoever nature, and other like property of the Corporation; the Board of Directors shall designate the officer or officers, or other persons, who shall give, negotiate, or endorse checks, notes, and bills as may be required for the business of the Corporation. The Treasurer shall have authority to collect funds of the Corporation, and shall deposit same in such bank or banks as the Board of Directors from time to time may designate, and the same shall not be withdrawn thereafter except by checks executed in accordance with the authority of the Board of Directors.

                                     ARTICLE VIII - SECRETARY
                                     ------------------------

                         The Secretary shall sign, with the President, all
                    certificates of stock. The Secretary shall keep a book
                    containing the names of all persons who are now or hereafter become Shareholders of the Company, showing their places or residence, the number of shares held by them respectively, and the time when they respectively became the owners of
[LOGO OF BOUNDS     such shares. The Secretary shall further deep a record of
& DORSEY /PC/       the proceedings of the meetings of the Shareholders and
APPEARS HERE]       Directors of
                    the Corporation; he shall have charge of the seal of the Corporation, and shall perform such other duties as pertained to said office, or as the President or Board of Directors may from time to time require.

                                       ARTICLE IX -  DIVIDENDS
                                       -----------------------

                         The Board of Directors of the Corporation may, from
                    time to time, declare, and the Corporation may pay dividends on, its shares only in accordance with the provisions of
                    (S)43 of the Virginia Stock Corporation Act.

                                       ARTICLE X - CORPORATE SEAL
                                       --------------------------

                         The Corporate Seal of the Corporation shall be that
                    impressed upon the margin of this page.

                                       ARTICLE XI - INDEMNIFICATION
                                       ----------------------------

                         The Corporation may indemnify its Directors, Officers,
                    and Employees in the manner, against the matters, and to the full extent provided and permitted by (S)13.1-3.1 of the Code of Virginia of 1950, as amended.

                                       ARTICLE XII- FISCAL YEAR
                                       ------------------------

                         The fiscal year of the Corporation shall be fixed by
                    the Board of Directors.

                         The foregoing Bylaws of Genesis Financial Group, Inc.
                    were duly adopted by unanimous consent of the Board of Directors of the Corporation in lieu of the Organizational Meeting.


                                               /s/ Jeff Akers,
                                               -------------------------------
                                               Jeff Akers, Secretary


[LOGO OF BOUNDS
& DORSEY\PC\]

                                 APPENDIX "E"

                     Articles of Incorporation and Bylaws
                     ------------------------------------
                             of Mr. Car Man, Inc.
                             --------------------

                                       APPENDIX D


                                ARTICLES OF INCORPORATION
                                           OF
                                    MR. CAR MAN, INC.

                    The undersigned hereby forms a stock corporation under the provisions of Title 13:1 of the Code of Virginia of 1950, as amended to date, and to that end does by these Articles of Incorporation set forth the following information:

                         (a) The name of the corporation is to be known as Mr.
                    Car Man, Inc.,

                         (b) The corporation shall have all general powers
                    provided by law, including those specifically enumerated in
                    Article 4 of Title 13.1 of the Code of Virginia of 1950, as amended to date.

                         (c) The purposes for which this corporation is to be formed are:

                                i) To transact any business not prohibited by
                    law or required to be specifically stated in these Articles and for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

                               ii) To have and to enjoy all general powers
                    accorded similar corporations by the laws of the Commonwealth of Virginia or by the laws of any other state or territory of which this corporation may be doing business as now existing or as hereafter enacted.

                         (d) The aggregate number of shares which the
                    corporation shall have authority to issue are as follows:
[LOGO BOUNDS
& DORSEY /PC/
APPEARS HERE]            Class                             Number of Shares
                         -----                             ----------------

                         Common                                   100

                         (e) The post office address of the initial registered is 19 West Church Avenue, Roanoke, Virginia 24011-2015, which located in the City Roanoke, Virginia.

                         (f) The name of the initial Registered Agent of this corportion is Charles N. Dorsey, a Registered Agent who meets the requirements of Virginia Code (S)13.1-634 and whose business office is identical with the registered office of the corporation, who is a resident of Virginia and a member of the Virginia State Bar.

                         (g) The number of directors constituting the initial
                    Board of Directors is 2 and the names and addresses of the directors are as follows:

                    Franklin Blankemeyer           142 Sherwood Avenue
                                                   Roanoke, Virginia 24

                    Jeff Akers                     353 A Woods Avenue
                                                   Roanoke, Virginia 24016

                         (h) The period of time for which this corporation shall endure shall be unlimted.

                         Given under my hand this 11th day of June, 1993


                                             /s/ Charles N. Dorsey
                                            ---------------------------------
                                            Charles N. Dorsey, Incorporator




[LOGO OF BOUNDS
AND DORSEY /PC/]

                                          BYLAWS OF

                                        MR.CAR MAN, INC.


                                       ARTICLE I - OFFICE
                                       ------------------

                         The office of the Corporation shall be located in the
                    City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the Untied States as the Board of Directors may, from time to time, determine.

                                    ARTICLE II - SHAREHOLDERS
                                    -------------------------

                         The Shareholders of the Corporation shall be those who
                    appear on the books of the Corporation as holders of one or more shares of the capital stock, and the records of the Corporation shall be the only evidence as to who are the shareholders.

                                   ARTICLE III - MEETING OF SHAREHOLDERS
                                   -------------------------------------

                    Section 1 - Annual Meeting:
                    ---------------------------

                         The annual meeting of the Shareholders of the
                    Corporation shall be held on the 6th of July of each year, at the office of the Corporation, unless otherwise stated in the notice of meeting.

                    Section 2 - Special Meeting:
                    ----------------------------

                         Special meeting of the Shareholders for any purpose or
                    purposes may be called by the president, the Board of Directors, or the holders of not less than 20-percent of the shares then outstanding and entitled to vote at such meeting.

                    Section 3 - Notice of Meeting:
                    ------------------------------

                         Notices of meeting of the Shareholders and waivers of
                    such notices shall be given or accepted with the appropriate provisions of the Virginia Stock Corporation Act.

                    Section 4 - Quorum:
                    -------------------

                         At any meeting of the shareholders, the holders of a
[LOGO OF BOUNDS     majority of the shares entitled to vote shall constitute a
& DORSEY/PC/        quorum, except as otherwise provided by law. The holders of
APPEARS HERE]       such shares may be present in person or presented by proxy to constitute such quorum.

                    Section 5 - Voting
                    ------------------

                         At each meeting of the Shareholders, every holder of
                    shares then entitled to vote may vote in person or by proxy and shall have one vote for each share registered in his or her name. Except as otherwise provided by statute or by the Articles of Incorporation, any corporate action shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote.

                               ARTICLE IV - BOARD OF DIRECTORS
                               -------------------------------

                    Section 1 - Number, Election, and Term of Office:
                    -------------------------------------------------

                         The business and affairs of the corporation shall be
                    managed by a Board of Directors subject to any requirement of shareholder action required by law. The Board of Directors shall be composed of one member. This number may be changed at any time by amendment of these Bylaws in accord with the Virginia Stock Corporation Act.

                         The Directors shall be elected at each annual meeting
                    of the Shareholders. Each Directors shall hold office until the election of his or her successor. Any Director may resign at any time. Vacancies occurring among the Directors may be filled by the Directors.

                   Section 2 - Annual and Special Meetings:
                   ----------------------------------------

                         Annual meetings of the Board of Directors shall be held
                    immediately following the annual meeting of the Shareholders, at the place of such annual meeting of the Shareholders. A majority of the qualified members shall constitute a quorum. Other regular meetings of the Board may be held without notice at such time and place as the Directors may determine.

                    Section 3 - Special Meetings:
                    ----------------------------

                         Special meetings of the Board of Directors may be
                    called by the President or by one of the Directors, at such time and place as may be specified in the respective notices or waivers of notice.

                    Section 4 - Manner of Acting:
                    ----------------------------

                         At all meetings of the Board of Directors, each
[LOGO OF BOUNDS     Director present shall have one vote, irrespective of the
& DORSEY\PC\        number of shares of stock, if any, which he or she may hold.
APPEARS HERE]       The action of a majority of the Directors present at any
                    meeting at which a quorum is present shall be the act of the Board of Directors.

                                         ARTICLE V - OFFICERS
                                         --------------------

                         The officers of the Corporation shall be a President,
                    who shall be a Director and a Secretary/Treasurer, all of whom shall be elected by the Board of Directors each year as soon after the annual meeting of the Shareholders as conveniently may be, and such other Officers as may from time to time be elected or appointed by the Board of Directors. The salaries of all Officers shall be fixed by the Board of Directors. To the extent permitted by law, one person may hold more than one office of the Corporation. Each Officer shall hold office until the annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified or until his death, resignation, or removal.

                                      ARTICLE VI - PRESIDENT
                                      ----------------------

                         The President shall be the chief executive officer of
                    the Corporation. The President shall attend and preside at all meetings of the Board of Directors, exercise general supervision over the property, business, and affairs of the Corporation, and do everything and discharge all duties generally pretaining to his office as the executive head of a corporation of this character, subject to the control of the Board of Directors. At each annual meeting of the Shareholders, the President shall render a general report of the Corporation's condition in business.

                         In the absence of the President, the Board of Directors
                    may designate some other one of their number to discharge such executive duties as may be required for the time being.

                                      ARTICLE VII - TREASURER
                                      -----------------------

                         The Treasurer shall, to the extent provided by the
                    Directors, have charge, and custody, of the funds, securities of whatsoever nature, and other like property of the Corporation; the Board of Directors shall designate the officer or officers, or other persons, who shall give, negotiate, or endorse checks, notes, and bills as may be required for the business of the Corporation. The Treasurer shall have authority to collect funds of the Corporation, and shall deposit same in such bank or banks as the Board of Directors from time to time may designate, and the same shall not be withdrawn thereafter except by checks executed in accordance with the authority of the Board of Directors.

                                     ARTICLE VIII - SECRETARY
                                     ------------------------

                         The Secretary shall sign, with the President, all
                    certificates of stock. The Secretary shall keep a book
                    containing the names of all persons who are now or hereafter
[LOGO OF BOUNDS     become Shareholders of the Company, showing their places of
AND DORSEY APPEARS  residence, the number of shares held by them respectively,
HERE \PC\]          and the time when they respectively became the owners of
                    such shares. The Secretary shall further keep a record of the proceedings of the meetings of the Shareholders and Directors of the Corporation; he shall have charge of the seal of the Corporation, and shall perform such other duties as pertained to said office, or as the President or Board of Directors may from time to time require.

                                        ARTICLE IX- DIVIDENDS
                                        ---------------------

                         The Board of Directors of the Corporation may, from
                    time to time, declare, and the Corporation may pay dividends on, its shares only in accordance with the provisions of
                    (S)43 of the Virginia Stock Corporation Act.

                                     ARTICLE X - CORPORATE SEAL
                                     --------------------------

                         The Corporate Seal of the Corporation shall be that
                    impressed upon the margin of this page.

                                    ARTICLE XI - INDEMNIFICATION
                                    ----------------------------

                         The Corporation may indemnify its Directors, Officers,
                    and Employees in the manner, against the matters, and to full extent provided and permitted by(S)13.1-3.1 of the Code of Virginia of 1950, as amended.

                                     ARTICLE XII - FISCAL YEAR
                                     -------------------------

                         The fiscal year of the Corporation shall be fixed by
                    the Board of Directors.

                         The foregoing Bylaws of Mr. Car Man, Inc. were duly
                    adopted by unanimous consent of the Board of Directors of the Corporation in lieu of the Organizational Meeting.


                                             /s/ Jeff W. Akers
                                             ---------------------------
                                             Jeff Akers, Secretary



[LOGO OF BOUNDS
AND DORSEY\PC\
APPEARS HERE]

             PART II.  INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 1.  Indemnification of Directors and Officers
         -----------------------------------------

     Sections 13.1-697 and 13.1-702 of the Code of Virginia, as amended, permit any Virginia Corporation to indemnify its directors and officers against liability incurred in a proceeding if he conducted himself in good faith and believed (a) in the case of conduct in his official capacity with the Corporation that his conduct was in its best interests and (b) in all other cases that his conduct was at least not opposed to its best interests. In the case of a criminal proceeding, a Corporation may indemnify a director made party to such proceeding if he had no reasonable cause to believe his conduct was unlawful. A Corporation may not indemnify a director under those Sections in connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under those Sections in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding. Unless limited by its Articles of Incorporation, the Corporation is required to provide mandatory indemnification to an officer or director who entirely prevails in the defense of any proceeding to which he was a party because he is or was an officer or director of the Corporation against reasonable expenses incurred by him in connection with the proceeding. Also, unless limited by the Corporation's Articles of Incorporation, an officer or director of the Corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or seek indemnification in another court of competent jurisdiction. The court may order indemnification if it determines the officer or director is entitled to mandatory indemnification as described above, in which case the court shall also order the Corporation to pay the officers, or directors' reasonable expenses incurred in obtaining court-ordered indemnification, or, with respect to a proceeding by or in the right of the Corporation, the officer or director is found by the court to be fairly and reasonably entitled to indemnification in view of all the relevant circumstances even though he was adjudged liable, but any indemnification shall be limited to reasonable expenses incurred. The Corporation is given the power to make further indemnity to any officers or directors that may be authorized by the Articles of Incorporation or any By-law made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against gross negligence or willful misconduct.

     The Articles of Incorporation of Genesis Financial Group, Inc. provides that the directors and officers of the Company may be indemnified in the manner, against the matters, and to the full extent provided by the Code of Virginia.

Item 2.  Other Expenses of Income and Distribution
         -----------------------------------------

     All costs and expenses relating to the issuance and distribution of the Notes by the Company pursuant to the Offering are set forth in the Prospectus in the section captioned "Use Of Proceeds" to which section reference is hereby made.

Item 3.  Undertakings
         ------------

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Code of Virginia or the Articles of Incorporation or Bylaws of the Company or resolution of the Company's stockholders adopted pursuant thereto, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than

Page 2
June 24, 1997

the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the option of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a((3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Item 4.   Unregistered Securities Issued or Sold Within the Past Two Years
          ----------------------------------------------------------------


     Mr. Car Man, Inc. ("MCMI") has sold in excess of $950,000.00 of Contracts within two years prior to the filing of this Registration Statement. The offering was consummated in December of 1995. MCMI conducted the prior offering in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933 which permits offerings of securities not in excess of $1,000,000.00.

Items 5 and 6.  Exhibit Index and Description:
                -----------------------------

Exhibit No.    Description
-----------    -----------


   (2) Articles of Incorporation and Bylaws of Genesis Financial Group, Inc. and Mr. Car Man, Inc.


   (3)         Specimen copy of Note to be issued to investors; and Indenture


   (4)         Specimen copy of Letter

   (6)         Lease dated July 14, 1994, and Addenda by and between Rebecca L.
               Grasse and Mr. Car Man, Inc. and Lease dated July 17, 1995, and

Page 2
June 24, 1997


               Addenda by and between J. D. Fralin and Mr. Car Man, Inc.

 10(a)         Consent of Hope Player and Associates, P.C.

 10(a) Consent of Magee, Foster, Goldstein & Sayers, P.C. (included in Exhibit No. 11)

 (11)          Opinion of Magee, Foster, Goldstein & Sayers, P.C.


                      /s/ Franklin W. Blankemeyer
                    --------------------------------
                      FRANKLIN W. BLANKEMEYER, JR.


                      /s/ Jeffery W, Akers
                    --------------------------------
                         JEFFREY W. AKERS


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Roanoke, State of Virginia, on July 2, 1997.

(Registrant) Genesis Financial Group, Inc., a Virginia corporation


By (Signature and Title) /s/ Franklin W. Blakemeyer, Jr. President
                         -----------------------------------------

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


(Signature)     /s/ Franklin W. Blakemeyer, Jr.
           -----------------------------------------
               Franklin W. Blankemeyer, Jr.

(Title)       President, Secretary, Director
        --------------------------------------------

Signature)      /s/ Jeffery W, Akers
          ------------------------------------------
                Jeffrey W. Akers

(Title)       Vice-President, Treasurer, Director
         -------------------------------------------

                         GENESIS FINANCIAL GROUP, INC.

                                 Exhibit Index


Exhibit
No.                 Description
---                 -----------
(2)       Articles of Incorporation and Bylaws of Genesis
          Financial Group, Inc.

          Articles of Incorporation and Bylaws of Mr. Car
          Man, Inc.

(3)       Specimen copy of Note

          Specimen copy of form Contract

          Indenture

(4)       Specimen copy of Subscription Letter

(6)       Lease dated July 14, 1994, and Addenda by and between
          Rebecca L. Grasse and Mr. Car Man, Inc.

          Lease dated July 17, 1995, and Addenda by and between
          J. D. Fralin and Mr. Car Man, Inc.

10(a)     Consent of Hope Player and Associates, P.C.

10(a)     Consent of Magee, Foster, Goldstein & Sayers, P.C.
          (included in Exhibit No. 11)

(11)      Opinion of Magee, Foster, Goldstein & Sayers, P.C.